Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NANO DIMENSION LTD.,

NANO US I, INC.,

and

DESKTOP METAL, INC.

Dated as of July 2, 2024

-i-

-ii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of July 2, 2024, by and among Desktop Metal, Inc., a Delaware corporation (the “Company”), Nano Dimension Ltd., an Israeli company (“Parent”), and Nano US I, Inc., a Delaware corporation (“Merger Sub” and together with the Company and Parent, the “parties”), which Merger Sub is a direct, wholly owned subsidiary of Nano Dimension USA Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent.

WHEREAS, Parent and the Company desire to combine the businesses of Parent and the Company, upon the terms and subject to the conditions set forth in this Agreement, through the merger of Merger Sub with and into the Company, with the Company as the surviving corporation in the Merger as a direct or indirect wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Parent and its securityholders and has approved and adopted this Agreement and the Merger;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable, fair to and in the best interests of Merger Sub and its stockholder and has approved and adopted this Agreement and the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and has approved and declared advisable this Agreement and the Merger; (b) directed that this Agreement be submitted to the stockholders of the Company for their adoption; and (c) resolved to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders’ Meeting;

WHEREAS, as a condition and an inducement to the willingness of Parent to enter into this Agreement and to consummate the Merger, in connection with the execution of this Agreement, certain stockholders of the Company have executed voting agreements pursuant to which, among other things, each such stockholder has agreed to vote in favor of the Merger and certain related matters at the Company Stockholders’ Meeting; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

Article I

THE MERGER

Section 1.1. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company pursuant to the Merger. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity in the Merger (the “Surviving Corporation”).

Section 1.2. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Greenberg Traurig, P.A., 401 East Las Olas Boulevard, Suite 2000, Ft. Lauderdale, Florida (or through electronic exchange of signatures) at 8:00 am, Eastern time, on the date that is the fifth (5th) Business Day following the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, (i) at the Closing, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and (ii) as soon as practicable thereafter, make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company may agree and specify (or cause to be specified) in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4. Effects. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Merger Sub shall cease, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the parties, or the holder of any shares of Capital Stock of Merger Sub or the Company:

(a) Cancellation of Preferred Stock, Treasury Stock and Parent-Owned Stock. All shares of (i) Company Preferred Stock and (ii) Company Common Stock that are held in the Company’s treasury or are held directly by a Company Subsidiary, Parent, or Merger Sub immediately prior to the Effective Time (collectively, with the Dissenting Shares, “Excluded Shares”) shall, as of immediately prior to the Effective Time, be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof.

(b) Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, shall be converted into the right to receive, an amount of cash equal to the Per Share Merger Consideration, without interest, as set forth in the Final Adjustment Statement finally determined and agreed upon by the parties pursuant to Section 1.5(c).

(c) Final Adjustment Statement. No later than five (5) Business Days prior to the Final Measurement Date, the Company shall deliver to Parent a statement, prepared in accordance with this Agreement (the “Final Adjustment Statement”), setting forth in reasonably sufficient detail (i) the Closing Loan Balance, (ii) the Company’s good faith estimate of the Closing Company Transaction Expenses and (iii) reasonable supporting documentation in support of the calculation of the Closing Loan Balance and the Closing Company Transaction Expenses set forth in the Final Adjustment Statement. Following the delivery of the Final Adjustment Statement to Parent, the Company shall afford Parent and its Representatives the opportunity to examine the statements that were used to prepare the Final Adjustment Statement and any supporting documentation that is reasonably necessary and appropriate for Parent to review the Final Adjustment Statement, and the Company shall make available, upon Parent’s reasonable request and during normal business hours, the appropriate Representatives of the Company and its Subsidiaries involved in the preparation of the Final Adjustment Statement. If Parent reasonably disputes the accuracy of any item set forth in the Final Adjustment Statement (provided that the Parent may only dispute if the aggregate amount of all disputes is in excess of $100,000), Parent shall be entitled to provide comments to the Company no later than three (3) Business Days after receipt of the Final Adjustment Statement, and Parent and the Company shall, in good faith, use their respective reasonable best efforts to resolve any such requested changes as promptly as reasonably practicable thereafter and, to the extent necessary, the Final Adjustment Statement shall be revised to reflect any changes to any component thereof mutually agreed to in writing by the Company and Parent prior to the Closing (provided that neither the Company nor Parent may unreasonably withhold, condition or delay such agreement). The Per Share Merger Consideration shall be calculated based on the Closing Loan Balance and Closing Company Transaction Expenses as set forth in the Final Adjustment Statement finally determined and agreed by the parties pursuant to this Section 1.5(c). For the avoidance of doubt, notwithstanding anything to the contrary herein, the Closing shall not be consummated, unless and until Parent and the Company have mutually agreed to the Final Adjustment Statement and the Per Share Merger Consideration in accordance with this Section 1.5(c), which agreement shall not be unreasonably withheld, conditioned or delayed by either party.

(d) Treatment of Converted Stock; Adjustments. All shares of Company Common Stock, when converted pursuant to Section 1.5(b), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Company Certificates”) and each holder of a non-certificated outstanding share of Company Common Stock represented by book entry (“Company Book Entry Shares”), shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration to be issued in consideration therefor. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Company Common Stock represented by the Company Equity Awards shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any additional Capital Stock is issued upon any exercise of rights under any shareholder rights plan, as applicable, or any similar event shall have occurred, then any number or amount contained herein that is based upon the number of shares of Company Common Stock will be appropriately adjusted, without duplication, to provide the same economic effect as contemplated by this Agreement prior to such event (provided that this Section 1.5(d) shall not be construed to permit the Company or any of its Subsidiaries to take any action with respect to its Capital Stock or otherwise that is prohibited by the terms of this Agreement).

(e) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the parties or any of their respective shareholders or stockholders, each share of common stock, par value $0.0001 of Merger Sub, issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith be canceled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of Capital Stock of the Surviving Corporation.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a stockholder who is entitled to demand, and properly demands, appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the “Dissenting Stockholders” and, such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted into, as of the Effective Time, and shall thereafter represent only the right to receive, the Per Share Merger Consideration as provided in Section 1.5(b), and immediately following such cancellation shall be automatically cancelled and cease to exist. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and shall give Parent the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant Article II to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent on demand.

Section 1.6. Option and Company Incentive Award Plans.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i) Each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled and the holder of such Company Stock Option shall be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Per Share Merger Consideration in respect of each Net Share (if any) covered by such Company Stock Option, without interest and less applicable Tax withholdings. For the avoidance of doubt, to the extent that there is no Net Share covered by a Company Stock Option, such Company Stock Option shall be cancelled and the holder thereof shall receive no consideration therefor;

(ii) Each Company RSU Award outstanding immediately prior to the Effective Time that remains unvested at the Effective Time shall automatically be cancelled and replaced with a grant by Parent of a restricted stock unit award (a “Replacement RSU Award”), on similar terms and conditions as were applicable to the Company RSU Award under the relevant Company Incentive Award Plan prior to the Effective Time, except for the vesting which shall be pro-rata vesting over the three (3) years following Closing (provided that each holder of Company RSU Awards listed on Section 1.6(a)(ii) of the Company Disclosure Schedule will be entitled to maintain any vesting acceleration to which they are entitled under the Desktop Metal, Inc. Severance Plan and such protection shall continue to apply to the applicable Replacement RSU Award, subject to the terms and limitations set forth in any Severance Letter Agreement executed by such holder and described on Section 1.6(a)(ii) of the Company Disclosure Schedule), and the number of Parent Ordinary Shares underlying the Replacement RSU Award shall be determined by multiplying the number of shares of Company Common Stock covered by such Replacement RSU Award immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares; provided, however, that in no event shall the number of Parent Ordinary Shares underlying such Replacement RSU Awards exceed the Maximum ADS Amount, and to the extent such Replacement RSU Awards exceed the Maximum ADS Amount, such Replacement RSU Awards will be reduced on a proportionate basis; and

(iii) Each Company PSU Award outstanding immediately prior to the Effective Time that remains unvested shall automatically terminate, in full, effective as of the Effective Time and each holder of such Company PSU Award shall no longer have any rights thereto.

Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions and take such other actions as are necessary, including without limitation providing any required notices and obtaining any required consents (if any), to effectuate the provisions of this Section 1.6(a). In addition, prior to the Effective Time, the Company shall adopt such resolutions and take such other actions as are necessary to terminate the Company Incentive Award Plans effective as of the Effective Time. All Company Stock Options, Company RSU Awards and Company PSU Awards shall no longer have any force and effect on or after the Effective Time.

(b) Parent shall take all corporate action and shall make all necessary filings with any Governmental Entity (as defined below) necessary for the Replacement RSU Awards pursuant to Section 1.6(a), including reserving for issuance a sufficient number of Parent Ordinary Shares for delivery upon exercise or settlement of the Replacement RSU Awards. In addition, Parent shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable (and in any event within five Business Days) following the Effective Time a registration statement on Form S-8 (or such other applicable form, including Form F-3) with respect to the Replacement RSU Awards and the Parent ADSs or Parent Ordinary Shares underlying such Replacement RSU Awards, and shall maintain the effectiveness of such registration statement for so long as such awards remain outstanding and such registration of the Parent ADSs or Parent Ordinary Shares issuable thereunder continues to be required.

Section 1.7. Governing Documents; Name. At the Effective Time, the certificate of incorporation of the Surviving Corporation and the bylaws of the Surviving Corporation shall be amended and restated in their entirety substantially in the form of Merger Sub’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time, or as otherwise to be mutually agreed upon between Parent and the Company, in each case until thereafter amended in accordance with their respective terms and with applicable Law.

Section 1.8. Directors and Officers of Surviving Corporation. Except as may be otherwise determined by Parent, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the bylaws of the Surviving Corporation. Except as may be otherwise determined by Parent, the officers of the Company immediately prior to the Effective Time shall be, as of the Effective Time, the officers of the Surviving Corporation, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the bylaws of the Surviving Corporation. For the avoidance of doubt, the Board of Directors of the Company shall, at the Effective Time, resign from office.

Article II

EXCHANGE OF SHARES

Section 2.1. Exchange Agent and Exchange Fund. Prior to the Effective Time, Parent shall engage a U.S. bank or trust company designated by Parent and reasonably acceptable to the Company to act as exchange and paying agent (the “U.S. Exchange Agent”) and, at Parent’s discretion, an Israeli sub-paying agent (the “Israeli Exchange Agent” and each of the U.S. Exchange Agent and Israeli Exchange Agent, as applicable, an “Exchange Agent”), in connection with the Merger for the purpose of exchanging Certificates or Uncertificated Shares for the Per Share Merger Consideration payable in respect of the shares of Company Common Stock and the payment of the Per Share Merger Consideration with respect to any Company Stock Option pursuant to Section 1.6(a)(i). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with one or more Exchange Agents, for exchange in accordance with this Article II through the Exchange Agent, cash sufficient to pay the Merger Consideration. All cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock or Company Stock Options entitled to receive such consideration and, to the extent necessary to pay the Merger Consideration, Parent shall promptly (and in any event, prior to Closing) cause to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock and Company Stock Options entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent on termination of the Exchange Fund.

Section 2.2. Exchange of Shares, Certificates and Book-Entry Shares.

(a) Procedures for Surrender.

(i) Company Certificates. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record Company Certificates, which at the Effective Time were converted into the right to receive the Per Share Merger Consideration with respect to each share of Company Common Stock held by it immediately prior to the Effective Time, a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Company Certificates shall pass, only upon delivery of the same (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto, all information required by Exchange Agent for the Payor securing the Withholding Tax Ruling and the Tax form or forms indicated by Section 2.2(f)(ii) (and/or such other forms as are required under any applicable Tax Law) in which the beneficial owner of Company Common Stock provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, if applicable, or any provision of applicable Law).

(ii) Company Book-Entry Shares. Any holder of the Company Book Entry Shares whose shares of Company Common Stock were converted pursuant to Section 1.5(b) into the right to receive the Per Share Merger Consideration shall not be required to deliver a Company Certificate (nor an affidavit of loss in lieu thereof nor an indemnity bond) or an executed Letter of Transmittal to the Exchange Agent to receive the Per Share Merger Consideration. In lieu thereof, each registered holder of one or more Company Book Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, the Per Share Merger Consideration with respect to each share of Company Common Stock held by such registered holder immediately prior to the Effective Time pursuant to the provisions of Article I and this Article II, for each share of Company Common Stock formerly represented by such Company Book Entry Share, subject to the provisions of Section 2.2(f) and Section 5.4.

(iii) Company Stock Options. Any holder of Company Stock Options that is entitled to Per Share Merger Consideration pursuant to Section 1.6(a)(i), shall not be required to deliver an executed Letter of Transmittal to the Exchange Agent to receive the Per Share Merger Consideration. In lieu thereof, but subject to such holder of Company Stock Options providing the Exchange Agent with the Valid Tax Certificate or Tax Residency Certificate (as applicable), each such holder of Company Stock Options shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, the Per Share Merger Consideration with respect to each Net Share covered by such Company Stock Option held by such holder immediately prior to the Effective Time pursuant to the provisions of Article I and this Article II, subject always to the provisions of Section 5.4 and Section 2.2(f).

(b) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of Company Certificates for cancellation to the Exchange Agent, or (ii) in the case of Company Book Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, and in the case of Company Certificates together with the Letter of Transmittal and with all the documentation as specified in Section 2.2(a)(i), duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration with respect to each share of Company Common Stock held by it immediately prior to the Effective Time, subject to the provisions of Section 2.2(f) and Section 5.4. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, until surrendered as contemplated by this Section 2.2(b), each share of Company Common Stock (including any Company Certificate with respect thereto) shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration which the holder of such share of Company Common Stock was entitled to receive in respect of such shares pursuant to Section 1.5(b). No interest shall be paid or shall accrue on any cash payable upon surrender of any Company Certificate or in respect of Company Book Entry Shares.

(c) No Further Ownership Rights in Company Common Stock. The Per Share Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. If, after the Effective Time, any Company Certificates formerly representing shares of Company Common Stock or any Company Book Entry Shares are presented to Parent or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Unless otherwise determined in the Withholding Tax Ruling, any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock or Company Stock Options who has not theretofore complied with this Article II for twelve (12) months after the Closing Date (the “Exchange Fund Termination Date”) shall be delivered to Parent and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Per Share Merger Consideration, and thereafter any withholding in connection with the payment of the Per Share Merger Consideration to such holder shall be made in accordance with the procedures outlined under Section 2.2(f) below.

(e) No Liability. None of the Company, Parent, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains unclaimed by the holders of Company Certificates or the holders of evidence of Company Book Entry Shares for five (5) years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)   Withholding Rights.

(i)   Each of the Surviving Corporation, Parent, and the Exchange Agent and each of their respective Affiliates (each, a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to a holder of Company Common Stock or Company Stock Options pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration pursuant to the Ordinance, the Code, if applicable, or any other applicable provisions of Israeli or non-Israeli Tax Law and, solely with respect to any Israeli Taxes, in accordance with Section 2.2(f)(ii) below. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

(ii) Israeli Withholding Procedures.

(A) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash sufficient to pay the Merger Consideration in accordance with Section 2.1. Subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the Merger Consideration shall be retained by the Exchange Agent for the benefit of the holders of Company Common Stock or Company Stock Options for a period of twelve (12) months following the Closing Date, subject to disbursement by the Exchange Agent in accordance with the applicable provisions of this 2.2(f)(ii), unless Parent or the Exchange Agent is otherwise instructed explicitly by the ITA, (during which time no Payor shall make any payments to any holder of Company Common Stock or Company Stock Options and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below) after which time the Exchange Fund shall be terminated in accordance with Section 2.2(d) hereof.

(B) If the Withholding Tax Ruling is obtained by the Closing Date, then no payment to a holder of Company Common Stock or Company Stock Options shall be made prior to such date (which shall not be later than three (3) Business Days prior to the Exchange Fund Termination Date (the “Withholding Drop Date”)) where such holder delivers the following documentation (or such other documentation required under the Withholding Tax Ruling), as applicable, to the Exchange Agent or any other Payor instructed by Parent: (x) with respect to a 5% Holder (or any other holder not included in the Withholding Tax Ruling per its terms), a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) or a Tax Residency Certificate, or (y) with respect to any holder covered under the Withholding Tax Ruling (which, for avoidance of doubt, shall not be a 5% Holder) a declaration for Israeli Tax withholding purposes in the form attached hereto as Schedule 2.2(f)(ii)(B) (“Tax Declaration”) unless a different form of declaration is required by the provisions of the Withholding Tax Ruling, and any supporting documentation as may be required by the Withholding Tax Ruling, as applicable.

(C) If the Withholding Tax Ruling is not obtained by the Closing Date, then no payment to a holder of Company Common Stock or Company Stock Options shall be made prior to such date (which shall be no later than the Withholding Drop Date) where such holder delivers the following documentation, as applicable, to the Exchange Agent or any other Payor instructed by Parent: (x) with respect to a 5% Holder, a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) or a Tax Residency Certificate; or (y) with respect to any holder which is not a 5% Holder, a Tax Declaration.

(D) Insofar as the respective holder has timely met the applicable requirements of Section 2.2(f)(B) or 2.2(f)(C) then the Exchange Agent shall promptly pay to such holder the Merger Consideration allocable to such holder without deduction or withholding for Israeli Taxes (or, with such deduction as required under the Withholding Tax Ruling, or pursuant to the Valid Tax Certificate, if applicable, as reasonably determined by Payor, and subsequent remittance to the ITA). If a holder fails to deliver the documentation required in Section 2.2(f)(B) or 2.2(f)(C) prior to the Exchange Fund Termination Date, but has otherwise complied with the requirements of Section 2.2(a), then the Exchange Agent shall promptly pay to such holder the Merger Consideration allocable to such holder, subject to such deduction as required under the Withholding Tax Ruling, or pursuant to Section 2.2(f)(i), as applicable, as reasonably determined by Payor, and subsequent remittance to the ITA). Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

(E) Any payment to a holder of the Company Common Stock or Company Stock Option hereunder shall be delivered by the U.S. Exchange Agent (unless otherwise required by the Withholding Tax Ruling.

Any payment to a beneficiary hereunder shall be delivered from the Israeli Exchange Agent to the entity constituting the US Exchange Agent.

(iii) If following the date hereof, the parties hereto mutually determine in good faith, based on discussions with the Exchange Agent, or based on the Withholding Tax Ruling, that the parties hereto are required to act in a manner other than as provided for above with respect to the Tax withholding and payment procedures set forth therein, the parties hereto agree to take all action necessary or advisable to act in accordance with such required Tax withholding and payment procedures.

(iv)   Notwithstanding anything to the contrary herein, the withholding rights and/or obligations conferred upon a Payor shall also apply to any Person which is entitled to receive consideration under this Agreement in connection with Company’s equity.

(g) Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed (including a customary indemnity in respect thereof), the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Certificate, the Per Share Merger Consideration.

(h) No Subsequent Transfers of Company Common Stock. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that the statements contained in this Article III are true and correct except to the extent disclosed in (i) any Company SEC Documents filed or furnished with the SEC during the three (3) year period prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System prior to the date that was three (3) days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding, in each case, any disclosure contained under the caption “risk factors” and any predictive, cautionary or forward looking disclosures including those contained under the captions “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature); or (ii) the disclosure schedules delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”) with such disclosure qualifying the representation or warranty only to the extent it makes reference to a specific section or sub-section of this Article III, or, other than the with respect to items disclosed in Section 3.14 of the Company Disclosure Schedule, that it is reasonably apparent on the face of the disclosure that such disclosure qualifies or applies to another section or sub-section of this Article III.

Section 3.1. Organization, Standing and Power. Each of the Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, a true and complete copy of the Certificate of Incorporation of the Company, in effect as of the date of this Agreement (the “Company Certificate of Incorporation”) and the amended and restated by-laws of the Company in effect as of the date of this Agreement. Such Company Certificate of Incorporation and by-laws are in full force and effect and the Company is not, and has not been, in violation of any of the provisions of the Company Certificate of Incorporation or such by-laws.

Section 3.2. The Company Subsidiaries. Section 3.2 of the Company Disclosure Schedule sets forth the name and jurisdiction of organization of each Company Subsidiary and the name of all holders of all Capital Stock of each Company Subsidiary. The outstanding shares of Capital Stock in each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defects of any kind or nature whatsoever, “Liens”), other than Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such Capital Stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

Section 3.3. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of: (i) 500,000,000 shares of Class A common stock, $0.0001 par value per share (the “Company Common Stock”), of which 33,231,927 shares of Company Common Stock were issued and outstanding as of the date of this Agreement (including 0 shares held in treasury); and (ii) 50,000,000 shares of preferred stock, $0.0001 par value per share (the “Company Preferred Stock”), 50,000 of which have been designated as “Series A Junior Participating Preferred Stock”, and of which no shares of the Company Preferred Stock were issued and outstanding as of the date of this Agreement.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Incentive Award Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account).

(b) As of the date of this Agreement: (i) 563,447 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Stock Options, of which 22,815 shares of Company Common Stock that are subject to issuance pursuant to outstanding Company Stock Options with an exercise price that is less than $5.50 per share; (ii) 2,098,295 shares of Company Common Stock are subject to issuance pursuant to outstanding Company RSU Awards; (iii) 695,269 shares of Company Common Stock are subject to issuance pursuant to outstanding Company PSU Awards; (iv) 3,233,178 shares of Company Common Stock are reserved for future issuance of awards under the Company Incentive Award Plans; and (v) there were outstanding $115,000,000 aggregate principal amount of Company Convertible Notes (with a Conversion Rate as of the date of this Agreement equal to 60.1504 shares of Company Common Stock per thousand dollar principal amount). The Company has delivered or made available to Parent or its counsel copies of the Company Incentive Award Plans covering all of the Company Equity Awards outstanding as of the date of this Agreement, and the forms of stock option agreement, restricted stock award, restricted stock unit grant agreement and/or performance-based restricted stock unit grant agreement, as applicable (“Company Equity Agreement”), evidencing such Company Equity Awards, and, of any individual Company Equity Agreements to the extent the terms set forth in such individual Company Equity Agreement are different than as set forth in the form agreements. Each Company Stock Option has been granted with an exercise price that is no less than the fair market value of the underlying shares of Company Common Stock on the date of grant, as determined by Company Board in its sole discretion in accordance with Section 409A of the Code. Except as described in Section 3.3(b) of the Company Disclosure Schedule, each Company Stock Option, Company RSU Award and Company PSU Award is exempt from Section 409A of the Code.

(c) Except as described in Section 3.3(a) and for options, rights, securities, instruments, obligations and plans referred to in Section 3.3(b), as of the date of this Agreement, there is no: (i) issued or outstanding Capital Stock of the Company, (ii) outstanding subscription, option, call, warrant or right to acquire any shares of the Capital Stock of the Company or any Company Subsidiary; or (iii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the Capital Stock of the Company or any Company Subsidiary; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”), or under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its Capital Stock or any other securities.

(d) There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or, to the Knowledge of the Company to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the Company or any Company Subsidiary.

(e) Following the Closing, pursuant to the terms of the Company Indenture, the Company Convertible Notes will only be convertible into cash in an amount, per $1,000 principal amount of the Company Convertible Notes being converted, equal to the product of (i) the Conversion Rate (as defined under the Company Indenture) then in effect, (including, for the avoidance of doubt, any increase to such Conversion Rate pursuant to Section 5.07 of the Company Indenture, if applicable) and (ii) the Per Share Merger Consideration. Following the Closing, assuming that the Per Share Merger Consideration is paid solely in cash and is less than $13.30 and there were no events resulting in an adjustment pursuant to Section 5.07(B) of the Company Indenture since the date of this Agreement, there will be no increase to the Conversion Rate pursuant to Section 5.07 of the Company Indenture. For the avoidance of doubt, the consummation of the Merger pursuant to this Agreement would not by itself result in an adjustment pursuant to Section 5.07(B) of the Company Indenture.

Section 3.4. Authority; Execution and Delivery; Enforceability.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement, subject to the receipt of the Company Stockholder Approval. The Company Board at a meeting duly called and held in compliance with the requirements of the DGCL and Company Certificate of Incorporation and the bylaws of the Company, has adopted resolutions, by unanimous vote of all directors (i) approving the execution, delivery and performance of this Agreement; (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders; (iii) declaring this Agreement and the transactions contemplated by this Agreement advisable; and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement and directing that such adoption be submitted to the Company’s stockholders for approval at the Company Stockholders’ Meeting. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock as of the record date for the Company Stockholders’ Meeting, represented at a stockholder meeting of the Company in person or by proxy and voting thereon, approving the adoption of this Agreement (the “Company Stockholder Approval”), is the only vote of the holders of any class or series of the Company’s Capital Stock necessary to approve and adopt this Agreement, the Merger and the consummation of the other transactions contemplated hereby.

Section 3.5. No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a requirement to obtain any consent, approval, clearance, waiver, Permit or order (“Consent”) or a right of payment, termination, cancellation or acceleration of any obligation, any obligation to make or to enable any third party to make, an offer to purchase or redeem any Indebtedness or Capital Stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary, or give any Person the ability to materially delay or impede the ability of the Company to consummate the Merger or the other transactions contemplated hereby, under, any provision of (i) the Company Certificate of Incorporation, the Company bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained); (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument, whether oral or in writing, (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound and which would be considered a Company Material Contract or that would otherwise reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; or (iii) subject to the filings and other matters referred to in Section 3.5(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained); except for such Contracts, Judgments or Laws that would not reasonably be expected to have a Company Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement; and (B) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with and filings under the HSR Act, the DPA and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including submission of the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company and Parent are qualified to do business; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Per Share Merger Consideration; (v) such filings with Nasdaq and the NYSE as are required in connection with the Merger and the other transactions contemplated hereby; and (vi) such other Consents the absence of which would not, individually or in the aggregate, have had and would not reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger.

Section 3.6. SEC Documents; Undisclosed Liabilities.

(a) Since December 31, 2020, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC, together with all certifications required pursuant to SOX (such forms, statements, schedules, documents and reports together with any exhibits and schedules thereto and other information incorporated by reference therein, the “Company SEC Documents”). No Company Subsidiary is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) Each of the Company SEC Documents (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superseded filing) or the time at which it became effective, as the case may be, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder and of the NYSE applicable to such Company SEC Document; and (ii) did not at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superseded filing) or at the time at which it became effective, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents complied, at the time they were filed, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company SEC Documents filed with the SEC noted in comment letters or other correspondence received by the Company or its attorneys from the SEC; and (ii) to the Knowledge of the Company, there are no pending formal or informal investigations of the Company by the SEC. The Company is, and since December 31, 2020, has been, in compliance in all material respects with (i) the applicable provisions of SOX and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(c) Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of March 31, 2024 (or the notes thereto) as included in the Company SEC Documents (the “Most Recent Company Balance Sheet”); (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2024 or in connection with or contemplated by this Agreement; and (iii) for liabilities and obligations that, individually or in the aggregate, have not had or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, which liabilities covered by clauses (ii) and (iii) do not exceed five percent (5%) of the liabilities and obligations reflected on the Most Recent Company Balance Sheet, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, due or to become due, determined or determinable, contingent or otherwise).

(d) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or (ii) any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(e) Since December 31, 2023, none of the Company, the Company’s independent accountants, or the Company Board (or the audit committee of the Company Board) has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company, and except as expressly described in the Company SEC Documents, there is no such, and as of March 31, 2024 there was no such, “significant deficiency” or “material weakness”. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Except as described in the Company SEC Documents, (1) as of March 31, 2024, there were no material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and (2) since December 31, 2023, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the Chief Executive Officer and Chief Financial Officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(h) The Company has made available to Parent or its advisors true and complete copies of all written comment letters from the staff of the SEC since December 9, 2020 relating to the Company SEC Documents and all written responses of the Company thereto through the date of this Agreement. To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, and there are no other governmental inquiries or investigations or internal investigations pending or threatened regarding any accounting practices of the Company.

Section 3.7. Information Supplied. None of the information supplied or to be supplied by the Company or any Company Subsidiary or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the time of filing and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 3.8. Absence of Certain Changes or Events.

(a) Since March 31, 2024 through the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since March 31, 2024 through the date of this Agreement, except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the transaction contemplated by this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the ordinary course consistent with past practice, in all material respects.

(c) Since March 31, 2024 through the date of this Agreement, neither the Company nor any of the Company Subsidiaries has taken any action, except as set forth in Section 3.8(c) of the Company Disclosure Schedule, that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under Section 5.1(b).

Section 3.9. Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan. For the purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and whether or not for employees or service providers in the United States or outside of the United States, and each bonus, stock, stock option or other equity based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former employees, directors, consultants or other individual service providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates and which is sponsored, maintained and/or contributed by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement sponsored by a Governmental Entity. Notwithstanding the foregoing, Section 3.9(a) of the Company Disclosure Schedule need not identify an employment agreement or offer letter if such employment agreement or offer letter (x) relates to an employee whose total annual compensation does not exceed $250,000 or (y) (A) relates to an employee working outside the United States, and

(B) does not provide any severance or notice period in excess of 90 days or such longer period as may be required by applicable Law. With respect to each material Company Benefit Plan, the Company has made available to Parent or its advisors (other than the Company SEC Documents) correct and complete copies of, in each case, to the extent applicable, (i) the governing plan documents and all amendments thereto; (ii) summary plan descriptions and summaries of material modifications related to such plans and any related trust agreement, (iii) Form 5500s and non-discrimination testing results for the past three (3) plan years; (iv) the most recent financial statement and actuarial valuation, (v) all material, non-routine filings and correspondence in the past three (3) years with any Governmental Entity (including, without limitation, relating to any audits or investigations), (vi) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan, and (vii) the most recent IRS determination letter.

(b) Each of Company Benefit Plans has, in all material respects, been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Knowledge of the Company, no condition exists that is likely to cause the Company, any Company Subsidiary or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Company Material Adverse Effect, all contributions, premiums and/or other amounts required to be made by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Knowledge of the Company, threatened material claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of Company Benefit Plans or any trusts related thereto. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) for any Company Benefit Plans, and no reportable event, as defined in ERISA, has occurred in connection with the Company Benefit Plans.

(c) No Company Benefit Plan is or was within the past six (6) years, and neither the Company, any Company Subsidiary nor any ERISA Affiliate thereof contributes to, has within the previous six (6) years contributed to, presently contributes to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) voluntary employee benefit association under Section 501(a)(9) of the Code, (iv) a multiple employer plan, as described in Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA. The Company, the Company Subsidiaries and each of their ERISA Affiliates are and have been in compliance with the applicable requirements of Section 4980B of the Code and any similar state law in all material respects. The Company and the Company Subsidiaries are and have been in compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010 in all material respects.

(d) No Company Benefit Plan or Contract provides, nor does the Company nor any Company Subsidiary have any obligation to provide, health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former service providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law, the full cost of which is borne by the applicable service provider or such service provider’s dependents or beneficiaries.

(e) (i) Each of Company Benefit Plans that are intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a preapproved plan opinion letter as to its qualification and (ii) to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter or opinion letter has been provided or made available to Parent or its advisors.

(f) Except as set forth in Section 3.9(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement (either alone or in conjunction with any other event), will or would reasonably be expected to (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) or benefit becoming due to any current or former employee, director, consultant or other individual service provider of the Company or any Company Subsidiary under any Company Benefit Plan or otherwise; (ii) materially increase any benefits or the compensation otherwise payable to any current or former employee, director, consultant or other individual service provider of the Company or any Company Subsidiary; (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits or any forgiveness of Indebtedness; (iv) result in any breach or violation of, or default under or limit the Company’s or any Company Subsidiary’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Each “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) with respect to any service provider of the Company or any Company Subsidiary thereof and to which the Company or any Company Subsidiary thereof is a party has been maintained and operated in compliance, in all material respects, with Section 409A of the Code and regulations and other guidance promulgated thereunder.

(h) Neither the Company nor any Company Subsidiary is a party to nor has any obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(i) Except as would not, individually or in the aggregate, reasonably be excepted to constitute a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (a “Company Foreign Benefit Plan”) (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Foreign Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. Except as set forth in Section 3.9(i) of the Company Disclosure Schedule or as required by Law, no Company Foreign Benefit Plan is a defined benefit pension, superannuation, seniority premium, termination indemnity, provident fund, gratuity, long-service, jubilee or similar plan or arrangement.

Section 3.10. Labor Matters.

(a) The Company has attached a true, correct, and complete listing of all persons who are employees of the Company or any Company Subsidiary as of the date specified therein, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) location; (ii) title or position (including whether full-time or part-time); (iii) status (i.e. hourly, salaried, on-call, temporary, casual); (iv) hire or retention date; (v) current annual base compensation rate or contract fee or current hourly wage or rate, as applicable; (vi) current classification as exempt or non-exempt under the federal Fair Labor Standards Act and applicable state law and any changes or challenges to such classification in the past three (3) years; (vii) commission, bonus or any other compensation agreements or arrangements in which they participate; (viii) any agreements or arrangements between such employee and the Company relating in any way to the terms of his or her employment (other than confidentiality agreements executed in the ordinary course of business, customary welfare benefit arrangements or offer letters executed on the Company’s standard form and the Company’s employee handbook), (ix) any outstanding Company Equity Awards, (x) any accrued paid time off, (xi) participation in any labor union or works council; and (xi) a description of the fringe benefits provided to each such individual as of the date hereof. As of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees of the Company or any Company Subsidiary for services performed on or prior to the date specified therein have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees, other than as disclosed in accordance with the preceding sentence. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, the employment of each employee of the Company or any Company Subsidiary is terminable at will by the Company or the applicable Subsidiary without any penalty, severance, or other liability or obligation incurred by the Company or any Company Subsidiary.

(b) The Company has made available to Parent a list of all individuals who are consultants or independent contractors with total annual compensation or annualized hourly rates in excess of $50,000 that are engaged by the Company or any Subsidiary as of the date hereof, whether or not doing business as an entity, and sets forth for each the following: (i) name of individual or entity; (ii) status (i.e., consultant, independent contractor, sales representative, licensed reseller); (iii) date the engagement or contract began; (iv) duration of engagement or contract; and (v) description of payments or other reimbursement for service provided. As of the date hereof, all payments that are payable to all independent contractors, individual consultants or other individual non-employee service providers by the Company and its Subsidiaries for services performed on or prior to the date hereof have been paid in full in all material respects and there are no outstanding agreements, understandings, or commitments of the Company or any Subsidiary with respect to any other payments of any kind. Except as set forth on Section 3.10(b) of the Company Disclosure Schedule, the engagement of each individual independent contractor, individual consultant or other individual non-employee service providers of the Company or any Company Subsidiary is terminable at will by the Company or the applicable Subsidiary without any penalty, severance, or other liability or obligation incurred by the Company or any Company Subsidiary, other than a notice period or continued payment obligation that does not exceed 30 days or such longer period as may be required by applicable Law.

(c) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, union memoranda of understanding, or other Contract with a labor or trade union, works council, labor organization or similar body involving any of its employees or employee representatives (a “Collective Bargaining Agreement”). Neither the Company nor any Company Subsidiary is, nor has it during the last three (3) years been, subject to a strike or work stoppage and to the Knowledge of the Company, there is no pending strike or work stoppage involving the Company or any Company Subsidiary. There are no labor organizations representing, and to the Knowledge of the Company there are no labor organizations purporting to represent or seeking to represent, any of the Company’s or any Company Subsidiary’s employees. There are no, and during the last three (3) years there have been no, organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Knowledge of the Company, threatened involving employees of the Company or any Company Subsidiary.

(d) The Company and each Company Subsidiary is, and during the last three (3) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, independent contractor classification, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, receipt of any state-paid allowances or subsidies, engagement of service providers, enforcement of labor laws, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.10(d) of the Company Disclosure Schedule, each employee of the Company or any Company Subsidiary is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States, or (iv) an alien authorized to work in the United States either specifically for the Company or one of its Subsidiaries or for any United States employer.

(e) In the past three (3) years, there has been no “mass layoff” or “plant closing” affecting any site of employment or one or more facilities or operating units within any site of employment or facility as defined by the WARN Act related to the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has incurred any liability under WARN or any similar state or local laws. No Affiliate of Parent (including without limitation the Company) will incur any liability under WARN or any similar state or local laws as a result of the transactions contemplated by this Agreement or that may be based, in whole or in part, on any layoffs or employment terminations that have occurred prior to the Closing. Except as disclosed in Section 3.10(e) of the Company Disclosure Schedule, there have been no “employment losses” as defined under the WARN Act as to any employees of the Company or any Company Subsidiary within the six (6) month period prior to Closing. The Company has made available to Parent a list of the locations, dates, and reasons for all involuntary terminations of employment as to any former employees of the Company or any Company Subsidiary within the prior three (3) years.

(f) No current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no proceedings pending, and as of the date of this Agreement neither the Company nor any Company Subsidiary intends to bring any proceedings, against any current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(g) Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, there are, and in the last three (3) years there have been, no actions against the Company or any Company Subsidiary pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any governmental entity or arbitrator in connection with the employment of any current or former applicant, employee, consultant, volunteer, intern, or independent contractor of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any governmental entity relating to any employment-related matters arising under applicable law.

(h) During the last three (3) years, no written allegations of harassment, discrimination, sexual assault or sexual misconduct have been made against the Company or, to the Company’s Knowledge, any of the Company Subsidiaries or involving any current or former management-level employee of the Company or any of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements as a result of any written allegations of harassment, discrimination, sexual assault or sexual misconduct with any current or former management-level employee.

(i) The Company has made available to the Parent all written personnel policies, rules and procedures applicable to employees that have been adopted by the Company and each Company Subsidiary.

(j) To the Company’s Knowledge, no officer, employee below officer with total annual compensation or annualized hourly rate in excess of $250,000, or group of employees of the Company or any Company Subsidiary intends to terminate his, her or their employment with the Company or any Company Subsidiary within the six (6) month period following the Closing Date, nor does the Company or any Company Subsidiary have a present intention to terminate the employment of any such officer or employee or group of employees of the Company or any Company Subsidiary within the six (6) month period following the Closing Date.

Section 3.11. Litigation; Product Defects and Warranties.

(a) Except as set forth in Section 3.11 of the Company Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or to the Knowledge of the Company, any present or former officers, directors or employees of the Company in their respective capacities as such, or any properties or assets of the Company or any Company Subsidiary, before or by any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, and, in the case of any such claims for damages, seek damages, in each case (or in any group of related claims, actions, suits, proceedings or investigations, or that arise from similar matters or circumstances), in excess of $250,000, or that seeks to prevent or restrict any part of the operation by the Company of its business or use of its assets or that in any manner seeks to prevent, enjoin, alter, or materially delay the Merger or any of the other transactions contemplated hereby, other than claims, actions, suits, proceedings or investigations covered by one or more insurance policies as to which the insurer or insurers have indicated their intentions in writing to defend and pay in the aggregate damages up to the amount claimed.

(b) Since December 31, 2021, all Company Offerings have been provided in conformity with the Company’s and the Company Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company’s warranty reserve reflected on the Most Recent Company Balance Sheet was sufficient as of the date of the Most Recent Company Balance Sheet to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any Company Offerings sold by the Company or any Company Subsidiaries to their respective customers prior to the date of the Most Recent Company Balance Sheet. Since the date of the Most Recent Company Balance Sheet, Parent has not materially modified its practices in calculating warranty reserves. To the Knowledge of the Company, its current warranty reserve is sufficient as of the date of this Agreement to cover the unexpired warranty liabilities of the Company and the Company Subsidiaries for any Company Offerings sold by the Company or the Company Subsidiaries to their respective customers prior to the date of this Agreement, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12. Compliance with Applicable Laws.

(a) The Company and each of the Company Subsidiaries are, and since December 31, 2020, have been, in compliance in all material respects with all applicable Laws and the Company Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. No action, demand or investigation by or before any Governmental Entity is pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in material compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any the Company Permit.

(b) The Company is, and since April 24, 2019, has been, in compliance with and has not been and is not in violation of any applicable International Trade Law or Sanctions Law. Neither the Company nor any Company Subsidiary has received any actual or threatened order, notice, or other communication from any Governmental Entity of any actual or potential material violation or material failure to comply with any International Trade Law or Sanctions Law.

(c) Without limiting the generality of the foregoing, neither the Company, the Company Subsidiaries, nor any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is a Sanctioned Person. Neither the Company, the Company Subsidiaries, nor any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, or is or has been, in the past five (5) years, engaged in dealings or transactions, direct or indirect, in or involving Sanctioned Countries or Sanctioned Persons.

(d) For the past five (5) years, none of the Company, any Company Subsidiary, any of their respective directors and officers, nor to the Knowledge of the Company, any other stockholder, employee, agent or other Person acting on behalf of the Company or any Company Subsidiary (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (ii) made or authorized any direct or indirect unlawful payment to any foreign or public or domestic government official or employee from corporate funds in violation of Anti-Corruption Laws; or (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures.

(e) The Company and each Company Subsidiary maintains and enforces policies and procedures reasonably designed to promote compliance with International Trade Laws, Sanctions and Anti-Corruption Laws.

Section 3.13. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and each of the Company Subsidiaries are now, and have been in the last three (3) years, in compliance with all Environmental Laws, and neither the Company nor any Company Subsidiary has received any written communication from a Person that alleges that the Company or any Company Subsidiary is in violation of, or has liability or obligations under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) the Company and each of the Company Subsidiaries have obtained and are in compliance with all Permits required to be obtained pursuant to any Environmental Law applicable to the Company, the Company Subsidiaries and the real properties of the Company and all such Permits are valid, in good standing and will not, to the Company’s Knowledge, be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(c) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, nor is the Company or any of the Company Subsidiaries aware of any basis for such Environmental Claim;

(d) To the Company’s Knowledge, there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against (i) the Company or any of the Company Subsidiaries, or (ii) against any Person whose liabilities for such Environmental Claims the Company or any of the Company Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law;

(e) neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries; and

(f)   the Company has delivered to Parent true and complete copies of all environmental Phase I reports and other investigations, studies, audits, tests, reviews or other analysis commenced or conducted by or on behalf of the Company or the Company Subsidiaries (or by a third party of which the Company or the Company Subsidiaries have knowledge) in relation to the current or prior business of the Company or the Company Subsidiaries or any real property presently or formerly owned, leased or operated by the Company or the Company Subsidiaries (or its or their predecessors) that are in the possession, custody or control of the Company or the Company Subsidiaries.

Section 3.14. Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent prior to the date of this Agreement true and complete copies (including all material amendments, modifications, extensions, renewals, schedules, exhibits or ancillary agreements with respect thereto), of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any of the Company Subsidiaries is a party involving expected annual revenues or expected annual expenditures in excess of $250,000 in 2024 or any year thereafter;

(iii)  each Contract providing for the acquisition or disposition of assets or securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2018 that involved or would reasonably be expected to involve the payment of consideration in excess of $500,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would involve the receipt or making of payments or the issuance of any equity securities of the Company or any of its Subsidiaries, in each case having an expected value in excess of $500,000;

(iv) each Contract to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any of the Company Subsidiaries (A) to compete or engage in any line of business or with any Person in any geographical area, (B) to sell, supply or distribute any material the Company Offering, use or enforce any material Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, (C) to solicit any (potential or actual) customer or supplier, or (D) that otherwise has the effect of materially restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of the Company Offerings, in each case, in any geographic area;

(v) each Contract to which the Company or any of the Company Subsidiaries is a party that is material and obligates the Company or any Company Subsidiary to conduct business with any third party on a preferential or exclusive basis, or that contains or expressly purports to contain material exclusivity or “most favored nation” obligations, material rights of first refusal, material rights of first offer, material put or call rights or other similar provisions that are binding on the Company or any Company Subsidiary or that would be so binding on Parent or any of its Affiliates after the Effective Time;

(vi)   (A) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of the Company or any of the Company Subsidiaries (or owed to the Company or any of the Company Subsidiaries) in excess of $250,000 is outstanding or may be incurred, other than any such agreement between or among the Company and one or more wholly owned the Company Subsidiaries and (B) each Contract governing or amending, modifying, supplementing or otherwise relating to the Company Indenture (including any hedging obligations entered into in connection therewith);

(vii) each partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the wholly owned the Company Subsidiaries;

(viii) each Contract to which the Company or any of the Company Subsidiaries is a party that contains covenants, indemnities or other continuing obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the making by the Company or any Company Subsidiary of future payments in excess of $250,000;

(ix)   each Contract pursuant to which the Company or the Company Subsidiaries receives from any third party a license or similar right to any Intellectual Property Right material to the Company and the Company Subsidiaries taken as a whole, and that are not (A) non-exclusive licenses granted in the ordinary course of business; (B) Contracts under which open source technology is licensed; or (C) Contracts with current or former employees and service providers that were entered into in the ordinary course of business;

(x) each Contract with a Governmental Entity to which the Company or any Company Subsidiary is a party, and pursuant to which the Company or any Company Subsidiary has any material future obligation other than the provision of the Company Offerings in the ordinary course of business consistent with past practice;

(xi) any Contract restricting the payment of dividends or the making of distributions in respect of any equity securities of the Company or any Company Subsidiaries or the repurchase or redemption of any equity securities of the Company or any Company Subsidiaries; and

(xii) each Contract that gives any Person the right to acquire any material assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase the Company products) after the date hereof.

Each agreement, understanding or undertaking of the type described in this Section 3.14(a) is referred to herein as a “Company Material Contract”.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 3.14(b), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity; (ii) each such Company Material Contract is in full force and effect; (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder; (iv) to the Knowledge of the Company, each other party to a Company Material Contract has performed all material obligations required to be performed by it under such Company Material Contract; and (v) no party to a Company Material Contract has given the Company or any of the Company Subsidiaries notice (whether written or oral) of its intention to cancel, terminate, change the scope of rights under or fail to renew any Company Material Contract and neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Material Contract, has repudiated (whether orally or in writing) any material provision thereof. No Company Material Contract can be reasonably expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 3.15. Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all (i) Registered Company Intellectual Property Rights; and (ii) material unregistered Marks included in the Owned Company IP.

(b) Except as has been not and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company Intellectual Property Rights constitutes all Intellectual Property Rights necessary and sufficient for the conduct of the business of the Company and the Company Subsidiaries as presently conducted or, to the Knowledge of the Company, as planned to be conducted; (ii) the Company, or the applicable Company Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens (other than Permitted Liens); and (iii) the material Company Licensed IP is validly licensed to the Company or the applicable Company Subsidiary pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement will result in the termination or invalidity of any agreements pursuant to which the material Company Licensed IP is licensed to the Company or the applicable Company Subsidiary.

(c) The Company Offerings and the conduct of the business of the Company and its Subsidiaries as currently conducted do not infringe, misappropriate, dilute or otherwise violate (and did not in the past infringe, misappropriate, dilute or otherwise violate) any Intellectual Property Right of any Person, except as has not been and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company, nor any Company Subsidiary, has received any written notice of, and there are no proceedings pending or, to the Knowledge of the Company, threatened that relate to (i) any alleged invalidity with respect to any of the Owned Company IP; or (ii) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by the Company or any Company Subsidiary. Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, to the Knowledge of the Company, no Person has infringed, diluted, misappropriated or otherwise violated, in the past three years, or is currently infringing, diluting, misappropriating, or violating any of the Owned Company IP, expect for such infringement, dilution, misappropriation or other violations as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has threatened in writing to make or has made any claim or filed any litigation or other proceeding against any Person alleging any infringement, misappropriation or other violation of any Owned Company IP.

(d) The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of any Owned Company IP that the Company or the applicable Company Subsidiary considers to be a material trade secret. No prior or current employee or officer or any prior or current consultant or contractor of the Company or any Company Subsidiary has asserted, or to the Knowledge of the Company has claimed, any ownership in any Owned Company IP.

(e) Section 3.15(e) of the Company Disclosure Schedule lists all Contracts, licenses or other arrangements in effect as of the date of this Agreement under which the Company or any Company Subsidiary has licensed, granted or conveyed to any third party any right, title or interest in or to any of Owned Company IP (other than non-exclusive licenses granted to customers in the ordinary course of business) to a competitor of the Company or any Company Subsidiary.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Schedule, none of the Company nor any Company Subsidiary is obligated to pay to any Person any material royalties, fees, commissions or other amounts for the use by the Company or the Company Subsidiaries of any Intellectual Property Rights.

(g) No Company Intellectual Property Right is subject to any Contract containing any covenant or other provision that limits or restricts in any material manner, taken as a whole the ability of the Company (i) to make, use, import, sell, offer for sale or promote Company Offerings anywhere in the world; or (ii) to use, exploit, assert or enforce any of the material Company Intellectual Property Rights anywhere in the world.

(h) To the Knowledge of the Company, no third party is challenging the right, title or interest of the Company or any Company Subsidiary in, to or under, any Company Intellectual Property Rights, or the validity, enforceability or claim construction of any Patent included in the Registered Company Intellectual Property Rights. To the Knowledge of the Company, there is no undisclosed opposition, cancellation, proceeding, or objection involving a third party, pending with regard to any of the Registered Company Intellectual Property Rights. Each of the officers, employees, contractors or consultants of the Company or the Company Subsidiaries involved in the creation of their respective Intellectual Property Rights has executed and delivered to the Company or the applicable Company Subsidiary an agreement regarding the protection of proprietary information. All current and former officers and employees of, and consultants and independent contractors to, the Company or the Company Subsidiaries who have contributed to the creation or development of any material Company Intellectual Property Rights has executed a valid and enforceable written agreement with the Company or the applicable Company Subsidiary that assigns to the Company or the applicable Company Subsidiary all rights, title and interest in and to any and all such Intellectual Property Rights and, to the extent applicable, irrevocably waives such Person’s moral rights in such Intellectual Property Rights. The inventorship of each patent and patent application included in the Registered Company Intellectual Property Rights is correct and lists all of the inventors thereof.

(i) The registrations and issuances included in the Registered Company Intellectual Property Rights are subsisting and in full force and effect. All necessary registration, maintenance and renewal fees currently due in connection with the Registered Intellectual Property Rights have been made and to the Knowledge of Parent all necessary documents, recordations and certificates in connection with the same have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other jurisdictions, as the case may be, for the purposes of maintaining and renewing such right, except where the failure to take any such action (i) was deemed unnecessary in the ordinary course of business; or (ii) would not be material to the Company’s business. No registration or application for any such Registered Company Intellectual Property Right is subject to any payments, maintenance fees, or taxes or filings or actions falling due, including without limitation the filing of an affidavit of use, renewal, response to an official action, or other action required to maintain, perfect, preserve, or renew such Registered Company Intellectual Property Rights which has not been made. To the Knowledge of the Company, the Company’s entity status has been evaluated and updated in accordance with 37 C.F.R. 1.27(g) with respect to the U.S. patents and patent applications included in the Registered Company Intellectual Property and, to the Knowledge of the Company, except as disclosed in Section 3.15(i) of the Company Disclosure Schedule, the correct fee for each U.S. patent and patent application included in the Registered Company Intellectual Property has been paid and the entity status for the Registered Company Intellectual Property has been evaluated and updated in accordance with 37 C.F.R. 1.27(g).

(j) The Company and the Company Subsidiaries are in material compliance with the terms and conditions of all licenses for the Open Source Software. Except as set forth in Section 3.15(j) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have not used Open Source Software in the Company Offerings in a manner that requires, that other Software incorporated into, derived from or distributed with such Open Source Software be (1) disclosed or distributed in Source Code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and the Company Subsidiaries is in compliance, and has for the past three (3) years complied, with all (i) Company Data Protection Requirements and (ii) any consents pertaining to the Processing of Personal Data by the Company and Company Subsidiaries that are required by applicable Data Protection Laws. The Company and Company Subsidiaries have adopted and published Company Privacy Policies in accordance with applicable Data Protection Laws and have obtained all consents required by applicable Data Protection Laws to Process Personal Data under the possession or control of the Company or Company Subsidiaries. The information technology assets and equipment of each of the Company and the Company Subsidiaries (collectively, “Company IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the businesses of each of the Company and the Company Subsidiaries as currently conducted or planned to be conducted, and to the Knowledge of the Company, free and clear of any viruses, defects, deficiencies, vulnerabilities, errors, disabling mechanisms, time locks, malware, or other computer code or contaminants designed to disrupt or disable the Company IT Systems or harm the operation of the business of the Company and the Company Subsidiaries as currently conducted or planned to be conducted. Each of the Company and the Company Subsidiaries has, for the past (3) years, taken commercially reasonable steps, including engaging third-party vendors to perform penetration tests and external vulnerability scans of the Company IT Systems, designed to ensure that all Personal Data, Company Business Data, and Company IT Systems maintained by or on behalf of each of the Company and the Company Subsidiaries are protected against loss and unauthorized access, use, modification or disclosure, and, to the Knowledge of the Company, there have been no material incidents regarding the same that would require notification of individuals, law enforcement, or any Governmental Entity under any applicable Data Protection Law, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past three (3) years, neither the Company nor any of the Company Subsidiaries, has received written communication from any Governmental Entity that alleges that the Company or any of the Company Subsidiaries is not in compliance with any Data Protection Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect,

(a) the Company and the Company Subsidiaries (a) have good, marketable and valid fee simple title to all the real property reflected in the latest audited balance sheet included in the Company SEC Documents as being owned by the Company or any Company Subsidiary or acquired after the date thereof, a true, correct and complete schedule of which is attached hereto on Section 3.16(a) of the Company Disclosure Schedule (the “Company Owned Properties”), free and clear of all material Liens, except Permitted Liens; and (b) have valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied by the Company or the Company Subsidiaries as reflected in the latest audited statements included in such Company SEC Documents or acquired after the date thereof, a true, correct and complete schedule of which is attached hereto as Section 3.16(b) of the Company Disclosure Schedule (the “Company Leased Properties”, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all material Liens, except for Permitted Liens, and no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or default on the part of the Company or any of the Company Subsidiaries, or to the Knowledge of the Company, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Company Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) With respect to the Company Real Property, except for Permitted Liens and as specifically reflected on Section 3.16(b) of the Company Disclosure Schedule, the Company’s and the Company’s Subsidiaries’ (as applicable) possession and quiet enjoyment of the Company Leased Properties are not being disturbed and there are no disputes with respect to such Company Leased Property.

(c) To the Company’s Knowledge, the current use and occupancy of the Company Real Property and the operation of the business as currently conducted thereon do not violate in all material respects any easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the Company Real Property.

(d) To the Knowledge of the Company, no security deposit or portion thereof deposited with respect to any Company Leased Property has been applied in respect of a breach of or default under such lease that has not been redeposited in full.

(e) To the Company’s Knowledge, the improvements, structures and building systems included in the Company Real Property are in good condition and repair.

Section 3.17. Tax.

(a) Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, individually or in the aggregate:

(i) Each of the Company and the Company Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate and prepared in compliance in all respects with all applicable Laws. All Taxes (whether or not shown to be due on such Tax Returns) have been timely paid.

(ii) Each of the Company and the Company Subsidiaries has (A) timely withheld and paid to the appropriate Tax authority all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party and (B) otherwise complied with all applicable Law relating to the withholding, collection, and remittance of Taxes (including information reporting requirements).

(iii) No deficiency with respect to any Taxes has been proposed, asserted or assessed by a Governmental Entity against the Company or any of the Company Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(iv) There is no audit, proceeding or investigation now pending against or with respect to the Company or any of the Company Subsidiaries in respect of any Tax or Tax asset and neither the Company nor any of the Company Subsidiaries has received any written notice of any proposed audit, proceeding or investigation with regard to any such Tax or Tax asset.

(v) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by, or issued by any Tax authority with respect to any of, the Company or the Company Subsidiaries which agreement or ruling would be effective after the Closing Date.

(vi)   Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(vii) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any of the Company Subsidiaries.

(viii) Neither the Company nor any Company Subsidiary has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local Law) or the Treasury Regulations thereunder.

(ix)   During the two (2) year period ending on the date of this Agreement, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(x) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined, affiliated, unitary or similar Tax Return (other than a group the common parent of which was the Company or any Company Subsidiary) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, by Contract or otherwise.

(xi) In the past three (3) years, no written claims have been made by any Tax authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that the Company or such Company Subsidiary is or may be subject to Taxation by that jurisdiction with respect to Taxes that would be the subject of such Tax Return, which claims have not been resolved or withdrawn.

(xii) Neither the Company nor any Company Subsidiary is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than (i) one that is included in a commercial Contract entered into in the ordinary course of business that is not primarily related to Taxes, or (ii) one the only parties to which are the Company or other Company Subsidiaries).

(xiii) The Company is, and has always been, treated as a corporation for U.S. federal income tax purposes. Section 3.17(a)(xiii) of the Company Disclosure Schedule sets forth all elections made by the Company or any Company Subsidiary pursuant to Treasury Regulations Section 301.7701-3, and, unless otherwise noted on Section 3.17(a)(xiii), each Company Subsidiary has had such classification at all times since its incorporation or formation, as applicable.

(xiv) Neither the Company nor any of the Company Subsidiaries has taken advantage of any relief or Tax deferral or Tax credit provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(xv) The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (excluding any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(xvi) The Company and each Company Subsidiary is a Tax resident only in its jurisdiction of formation. The Company and each Company Subsidiary is and has always been a non-Israeli resident company that has no activities, assets or a permanent establishment (within the meaning of an applicable Tax treaty) in Israel, and its activities are, and have always been controlled and managed outside of Israel. None of the Company’s directors, officers, managers and general managers is an Israeli resident. To the Knowledge of the Company, no more than 25% of the total number of all issued and outstanding shares of the Company, in the aggregate, are held by any Persons who are Israeli residents for Tax purposes.

(xvii) The prices and terms for the provision of any property or services undertaken among the Company and the Company Subsidiaries are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(xviii) None of the Company or any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date (A) as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (B) as a result of any (i) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (ii) “subpart F income” within the meaning of Section 951 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) or (iii) “global intangible low-taxed income” within the meaning of Section 951A of the Code (or any corresponding or similar provision of Law) of the Company or any Company Subsidiary attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, as a result of actions taken by the Company or a Company Subsidiary prior to the Closing outside the ordinary course of the business.

(xix) None of the Company or any Company Subsidiary will be required to pay any Tax after the Closing Date as a result of an election made by the Company or such Company Subsidiary pursuant to Section 965(h) of the Code.

(xx) No non-U.S. Company Subsidiary has, or at any time has had, an investment in “United States property” within the meaning of Section 956(b) of the Code.

(xxi) No non-U.S. Company Subsidiary is, or at any time has been, a “passive foreign investment company” within the meaning of Section 1297 of the Code and none of the Company or any Company Subsidiary is a stockholder, directly or indirectly, in a passive foreign investment company.

(b) No Company Subsidiary which was not created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a) (each, a “non-U.S. Company Subsidiary”) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code. Each non-U.S. Company Subsidiary is, and has been since formation, a Tax resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than its jurisdiction of incorporation.

(c) Neither the Company nor any Company Subsidiary has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to cause Parent to be treated as (i) a Tax resident of any jurisdiction other than Israel following the Merger, (ii) a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code or (iii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code after the Closing Date.

(d) None of the outstanding Company Stock Options or warrants (if any) to purchase or acquire Company Common Stock (i) were issued by the Company (or any current or former Company Affiliate) with an exercise price that was less than the fair value of the underlying Company Common Stock (or Subsidiary shares) for which the Company Stock Options or warrants were exercisable at the time such Company Stock Options or warrants were issued, (ii) are, or have ever been, properly treated as stock for U.S. federal income tax purposes, or (iii) were issued with terms such that a holder of such warrants could be reasonably expected to be economically compelled to exercise such warrants.

Section 3.18. Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any Company Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any Company Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or an affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing) on the other hand, of the type required to be reported in any Company SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so disclosed and for which any related Contract has not been filed with the SEC.

Section 3.19. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current insurance policies of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither the Company nor any of the Company Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20. Brokers’ Fees and Expenses. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 3.21. Opinion of Financial Advisor. The Company has received the opinion of Stifel, Nicolaus & Company Incorporated, the financial advisor of the Company, in writing or orally (in which case such opinion will be subsequently confirmed in writing) to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications, limitations and other matters set forth in the written opinion, the Per Share Merger Consideration to be paid to the holders of Company Common Stock is fair, from a financial point of view, to the holders of Company Common Stock (other than the Company, any direct or indirect wholly-owned Company Subsidiary, or Parent or Merger Sub).

Section 3.22. Stock Ownership; Antitakeover Statutes; Rights Agreement. As of the date of this Agreement, neither the Company nor any Company Subsidiary beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Capital Stock of Parent or other securities convertible into, exchangeable for or exercisable for Capital Stock of Parent, and neither the Company nor any Company Subsidiary has any rights to acquire any Capital Stock of Parent (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). Assuming the accuracy of Parent’s representations and warranties set forth in Section 4.10, the Company Board has taken all action, including, without limitation, approving this Agreement, the voting agreements referenced in the recitals to this Agreement, the Merger and the other transactions contemplated by this Agreement, necessary to render inapplicable to this Agreement, the voting agreements referenced in the recitals to this Agreement, the Merger and the other transactions contemplated hereby any Takeover Statute or any takeover or anti-takeover provision in the Company Certificate of Incorporation. Except for Section 203 of the DGCL, no other Takeover Statute applies or purports to apply to this Agreement, the voting agreements referenced in the recitals to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Rights Agreement, dated as of May 26, 2023, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (as defined therein), as amended by that certain Amendment to Rights Agreement, dated as of October 9, 2023, terminated at the close of business on October 9, 2023.

Section 3.23. No Other Representations or Warranties. Except for the representations and warranties made by Parent in Article IV, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. In particular, without limiting the foregoing acknowledgement and disclaimer, neither Parent, Merger Sub, nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, any Parent Subsidiary or their respective businesses; or (b) except for the representations and warranties made by Parent in Article IV, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent represents and warrants to the Company that the statements contained in this Article IV are true and correct except to the extent disclosed in (i) any Parent SEC Documents filed or furnished with the SEC during the three (3) year period prior to the date that was three (3) days prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding, in each case, any disclosure contained under the caption “risk factors” and any predictive, cautionary or forward looking disclosures including those contained under the captions “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature); or (ii) the disclosure schedules delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Schedule”) with such disclosure qualifying the representation or warranty only to the extent it makes reference to a specific section or sub-section of this Article IV, or that it is reasonably apparent on the face of the disclosure that such disclosure qualifies or applies to another section or sub-section of this Article IV.

Section 4.1. Organization, Standing and Power. Parent is duly organized, validly existing and in good standing under the laws of Israel. Parent has delivered or made available to the Company, prior to execution of this Agreement, a true and complete copy of the articles of association of Parent (the “Current Parent Articles”) in effect as of the date of this Agreement. Such Current Parent Articles and memorandum of association of Parent are in full force and effect and Parent is not, and has not been, in violation of any of the provisions of its Current Parent Articles. Parent is not a “breaching company” as such term is defined under the Israeli Companies Law.

Section 4.2. Merger Sub. Merger Sub has been formed solely for the purpose of executing and delivering this Agreement and consummating the transactions contemplated hereby. Merger Sub has not engaged in any business or activity other than activities related to its corporate organization and the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby and has no assets or liabilities except as necessary for such purpose.

Section 4.3. Authority; Execution and Delivery; Enforceability. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement. The Parent Board (or, if appropriate, any committee thereof), at a meeting duly called and held in compliance with the requirements of Israeli Companies Law and the Current Parent Articles, has adopted resolutions, by unanimous vote of all directors (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger upon the terms and subject to the conditions contained herein; (ii)  determining that entering into this Agreement is in the best interests of Parent and its shareholders; and (iii) declaring this Agreement and the transactions contemplated by this Agreement advisable. As of the date of this Agreement, such resolutions have not been amended or withdrawn. No other corporate proceedings on the part of Parent are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL and the Withholding Tax Ruling). Parent and Merger Sub have each duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of them in accordance with its terms.

Section 4.4. No Conflicts; Consents.

(a) The execution and delivery by Parent of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give any Person the ability to materially delay or impede the ability of Parent to consummate the Merger, under, any provision of (i) the Current Parent Articles or the comparable charter or organizational documents of any Parent Subsidiary; (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound that would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole; or (iii) subject to the filings and other matters referred to in Section 4.4(b), any Judgment or Law, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets, except for such Judgments or Laws that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with and filings under the HSR Act, the DPA and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including submission of the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) such filings with Nasdaq and the NYSE as are required in connection with the Merger and the other transactions contemplated hereby; (v) such other Consents the absence of which would not, individually or in the aggregate, have had and would not reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of the Merger, and (vi) such other notices or filings required under the Israeli Companies Law with respect to the consummation of the Merger.

Section 4.5. Information Supplied. None of the information supplied or to be supplied by Parent or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the time of the filing and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 4.6. Absence of Certain Changes or Events. Since March 31, 2024 through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has taken any action, except as set forth in Section 4.6 of the Parent Disclosure Schedule, that, if taken after the date hereof, would constitute a breach of, or require the consent of the Company under, Section 5.2(a).

Section 4.7. Litigation. Except as set forth in Section 4.7 of the Parent Disclosure Schedule there are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary, (i) made or instituted by any shareholder of Parent or (ii) that seek to, directly or indirectly, prevent, enjoin, alter, or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.8. Brokers’ Fees and Expenses. Except as set forth on Section 4.8 of the Parent Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 4.9. Merger Sub Board Recommendations. The Board of Directors of Merger Sub has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent as the sole stockholder of Merger Sub; (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (iii) directing that this Agreement be submitted to Parent as the sole stockholder of Merger Sub for its adoption; and (iv) recommending that Parent as the sole stockholder of Merger Sub adopt this Agreement.

Section 4.10. Stock Ownership. As of the date of this Agreement, neither Parent nor Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Capital Stock of the Company or other securities convertible into, exchangeable for or exercisable for Capital Stock of the Company and neither Parent nor any Parent Subsidiary has any rights to acquire any Capital Stock of the Company (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). None of Parent, Merger Sub or any of their respective “affiliates” or “associates” (as such term is defined in Section 203) is, and was not at any time within the three (3) year period preceding the date hereof, an “interested stockholder” of the Company as such term is defined in Section 203. Assuming the accuracy of the Company’s representations and warranties set forth Section 3.22, if applicable, the Parent Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby any Takeover Statute or any takeover or anti-takeover provision in the Current Parent Articles.

Section 4.11. Financing. Parent has the financial capacity to perform its obligations under this Agreement and to cause Merger Sub to perform its obligations under this Agreement. Parent has or will have, at or prior to the Effective Time, sufficient funds to pay the Merger Consideration.

Section 4.12. No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article III, Parent acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. In particular, without limiting the foregoing acknowledgement and disclaimer, neither the Company, nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any Company Subsidiary or their respective businesses; or (b) except for the representations and warranties made by the Company in Article III, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1. Conduct of Business by the Company.

(a) Ordinary Course Conduct. Except (A) as set forth on Section 5.1(a) of the Company Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement; (B)  as required by applicable Law; or (C) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the first to occur of the Effective Time and the date of the valid termination of this Agreement (the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (x) conduct its business in the ordinary course consistent with past practice in all material respects; and (y) preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and key employees and maintain its relationships with key customers, suppliers, licensors, licensees, distributors and others having material business dealings with them.

(b) Specific Matters. In addition, and without limiting the generality of Section 5.1(a), except (A) as set forth on Section 5.1(b) of the Company Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement, including but not limited to actions included in the Company Stockholder Approval; (B) as required by applicable Law; or (C) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed, except with respect to actions contemplated by Sections 5.1(b)(i)(A), 5.1(b)(i)(C), and 5.1(b)(ii), (vii), (viii), (x), (xi), (xvi) and (xviii), in which case Parent may provide or withhold such consent in its sole discretion), during the Pre-Closing Period, the Company shall not, and shall not permit any of the Company Subsidiaries to, do any of the following:

(i)   (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities (or any other Capital Stock), other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Company Subsidiary; (B) split, combine, subdivide or reclassify any of its shares of Capital Stock, or securities convertible into or exchangeable or exercisable for its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its Capital Stock, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its or its Affiliates’ Capital Stock or any securities convertible into or exchangeable or exercisable for shares of Capital Stock of the Company or any Company Subsidiary, except for acquisitions, or deemed acquisitions, of Company Common Stock effected in connection with (1) the net-exercise payment of the exercise price of the Company Stock Options, (2) required tax withholding in connection with the exercise, vesting or settlement of the Company Equity Awards, (3) forfeitures of the Company Equity Awards, (4) repurchases of Company Common Stock held by its employees that are subject to a repurchase right in favor of the Company upon termination of employment and (5) any distribution or payment (including upon settlement of any conversions) required under the Company Convertible Notes in accordance with the terms of the Company Indenture;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of Capital Stock of the Company or any Company Subsidiary, including without limitation granting any new awards, or amending or modifying the terms of any outstanding awards, under any Company Incentive Award Plan and/or take any action to accelerate the vesting or lapsing of restrictions or payment of compensation or benefits under any Company Incentive Award Plan (other than the issuance of shares of Company Common Stock (1) upon the conversion of the Company Convertible Notes pursuant to the terms of the Company Indenture, and (2) upon the exercise, vesting or settlement of Company Equity Awards, as applicable, outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect);

(iii) amend the Company Certificate of Incorporation or the Company’s bylaws (whether by merger, consolidation or otherwise), or amend in any material respect the charter or organizational documents of any Company Subsidiary (whether by merger, consolidation or otherwise);

(iv) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring (other than transactions solely among the Company’s wholly-owned Subsidiaries);

(v) make any material change in financial accounting methods, principles or practices, by the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP (after the date of this Agreement), as approved by its independent public accountants;

(vi) change or modify in any manner the existing credit, collection and payment policies, procedures and practices in respect to accounts receivable and accounts payable including (A) acceleration of collections of receivables (including through the use of discounts for early payments, requests for early payments or otherwise) and (B) failure to pay payables when due or delay in payment of payables compared to past practices (including continuation of past practices with respect to the early payment of payables to obtain the benefit of any payment discounts);.

(vii) merge or consolidate with, or directly or indirectly acquire in any transaction, any equity interest in or business of, any Person;

(viii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein;

(ix) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith;

(x) incur or refinance any Indebtedness, except for (A) any Indebtedness solely between the Company and any wholly-owned Company Subsidiary or between wholly-owned Company Subsidiaries; (B) payments required to be made under the Company Convertible Notes, including without limitation the retirement or repayment of the Company Convertible Notes (together with all accrued interests, fees and other expenses) at maturity, in accordance with the terms of the Company Indenture; or (C) any Indebtedness related to the Bridge Loan Facility.

(xi) make any material loans, advances (other than for ordinary course business expenses consistent with past practice) or capital contributions to, or investments in, any other Person, other than loans, advances, capital contributions or investments (A) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries, (B) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company, (C) advancement of expenses under the Company Certificate of Incorporation or the Company’s bylaws or (D) investments in cash equivalents in the ordinary course of business consistent with past practice;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet included in the Company SEC Documents; or (B) that do not exceed $250,000 in the aggregate;

(xiii) voluntarily terminate, suspend, abrogate, amend, let lapse or modify any material Company Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;

(xiv) (A) assign, abandon, subject to a Lien (other than a Permitted Lien), convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to the Company or any Company Subsidiary, other than abandonment of Intellectual Property Rights or the grant of non-exclusive licenses to customers in the ordinary course of business consistent with past practice; or (B) enter into licenses or agreements that impose material restrictions upon the Company or any of its Affiliates with respect to material Company Licensed IP;

(xv) (A) amend, modify, waive or terminate any Company Material Contract, in each case if such amendment, modification, waiver or termination would have an adverse effect that, individually or in the aggregate, is material to the Company and the Company Subsidiaries, taken as a whole, or (B) enter into any Contract that would be a Company Material Contract if it had been entered into prior to the date hereof (other than (x) any Contract described in Section 3.14(a)(ii) to the extent entered into in the ordinary course of business consistent with past practice, (y) any Contract for the purchase or sale of products or services of the Company entered into in the ordinary course of business consistent with past practice and (z) purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice);

(xvi) enter into any new line of business outside of its existing business or discontinue any existing line of business;

(xvii) (A) make, change or revoke any material Tax election, (B) change any annual Tax accounting period, (C) change any method of Tax accounting, (D) enter into any closing agreement with respect to Taxes, (E) settle or surrender or otherwise concede, terminate or resolve any Tax claim, audit, investigation or assessment, (F) apply for a ruling from any Taxing Authority, or (G) take any action outside the ordinary course of business that would have the effect of materially increasing the Tax liability of the Company or any Company Subsidiary for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any Company Subsidiary existing on the Closing Date;

(xviii) except as required by any Company Benefit Plan or Collective Bargaining Agreement, in each case as in effect on the date hereof, (A) grant or announce any cash or equity-based incentive awards, severance or termination pay, retention bonuses, transaction or change-in-control bonuses or any increase in salary, wage or other compensation, to any current or former employee, officer, or director of the Company or any Company Subsidiary, other than (1) payment of cash incentive compensation for completed performance periods based on actual achievement of applicable performance goals, (2) annual increases in base compensation; provided, however, that no individual shall receive an annual increase in base compensation greater than three percent (3%) of such individual’s base compensation for the immediately preceding year, and (3) or increases in cash compensation opportunity, as a result of a promotion or title change not prohibited by clause (B) hereof, in any case, in the ordinary course of business and consistent with past practice; (B) hire, terminate (other than for cause), or promote any employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with total annual compensation that does not exceed $250,000 per employee or officer; (C) establish, adopt, enter into, amend, modify or terminate in any material respect any Collective Bargaining Agreement or material Company Benefit Plan (other than annual modifications to any Company Benefit Plan that is a health or welfare benefit plan in the ordinary course of business consistent with past practice); (D) take any action or agree or commit to (whether conditionally or otherwise) accelerate any rights, benefits or the lapsing of any restrictions, or the funding of any payments or benefits, payable to any current or former employee, officer, or director of the Company or any Company Subsidiary; or (E) amend the terms of any outstanding Company Equity Awards;

(xix) amend, modify, supplement or terminate the Company Indenture or take any action that would result in a change to the Conversion Rate (other than as contemplated by Section 6.14) or that would cause the redemption of the Company Convertible Notes to be accelerated;

(xx) incur Company Transaction Expenses that, in the aggregate, exceed $15,000,000; or

(xxi) agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b).

(c) Certain Prohibited Transactions. Anything to the contrary set forth in this Agreement notwithstanding, the Company shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more material products or material services of Parent or any of its Subsidiaries, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying, the conditions set forth in Section 6.7 (to the extent related to any antitrust Law or CFIUS), (ii) materially increase the risk of any Governmental Authority entering an order prohibiting or enjoining the consummation of the Merger or (iii) otherwise prevent or materially delay the consummation of the Merger.

(d) Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company and the Company Subsidiaries prior to the Effective Time in violation of antitrust Law.

Section 5.2. Conduct of Business by Parent.

(a) Ordinary Course Conduct; Specific Matters. Except (A) as set forth on Section 5.2(a) of the Parent Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement; (B) as required by applicable Law; or (C) with the prior written consent of the Company, during the Pre-Closing Period, (i) Parent Board shall not solicit proxies in connection with the approval of an amendment of the Current Parent Articles or amend in any material respect the charter or organizational documents of any Parent Subsidiary that will prevent or delay the Merger or the consummation of the transactions contemplated by this Agreement unless required by applicable Law or any order, ruling or decree issued by a Governmental Entity, and (ii) Parent shall not (A) adopt a plan of complete or partial liquidation or dissolution; or (B) agree to take or make any commitment to take any of the actions prohibited by this Section 5.2(a).

(b) Control of Operations. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent and the Parent Subsidiaries prior to the Effective Time in violation of antitrust Law.

Section 5.3. Employment Matters.

(a) From the Effective Time through December 31, 2024 (or if shorter, during the period of employment), Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide to each employee of the Company and the Company Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Parent and the Parent Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (each, a “Continuing Company Employee”) at least the same annual base salary or wage rate, as applicable, as provided to such Continuing Company Employee immediately prior to the Effective Time; provided, however, that, in the event there is a reduction in base salaries or wage rates that affect substantially all employees of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time, the annual base salary or wage rate of similarly situated Continuing Company Employees may be commensurately reduced. In order to further an orderly transition and integration, and subject to applicable law, Parent and the Company shall cooperate in good faith in reviewing, evaluating and analyzing the Parent Benefit Plans and Company Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Parent Benefit Plans or Company Benefit Plans, as applicable, that will apply with respect to employees of Parent and the Parent Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans will, to the extent permitted by applicable law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Parent Benefit Plans, on the one hand, and those covered by Company Benefit Plans, on the other hand, at the Effective Time.

(b) For purposes of eligibility, participation, vesting and level of benefits (except (i) for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan, (ii) vesting under any equity or equity-based compensation plans, (iii) to the extent that such credit would result in a duplication of benefits, or (iv) under any plan that is grandfathered or frozen) under the Parent Benefit Plans, Company Benefit Plans and the New Benefit Plans, service with or credited by the Company and the Company Subsidiaries or any of their respective predecessors to an employee of the Company and the Company Subsidiaries as of immediately prior to the Effective Time who is or continues to be employed by Parent and the Parent Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (each, a “Continuing Parent Employee”) shall be treated as service with Parent and the Parent Subsidiaries to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time.

(c) With respect to any Company Benefit Plan, Parent Benefit Plan or New Benefit Plan in which any Continuing Parent Employee or Continuing Company Employee first becomes eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, Parent shall use commercially reasonable efforts to: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Parent Benefit Plan or Company Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Parent Benefit Plan or Company Benefit Plan (to the same extent that such credit was given under the analogous Parent Benefit Plan or Company Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Company Benefit Plan, Parent Benefit Plan or New Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(d) Nothing in this Section 5.3 shall (i) be construed as an amendment or other modification of, or the termination of, any Company Benefit Plan, Parent Benefit Plan or other employee benefit plan or arrangement, (ii) limit the right of Parent, the Company or any of their respective subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan, Parent Benefit Plan or other employee benefit plan or arrangement, (iii) be construed to create any third party beneficiary rights in any Continuing Parent Employee, the Continuing Company Employee, or any other current or former employee or service provider or any of their respective beneficiaries, or (iv) be construed to limit the right of Parent or the Parent Subsidiaries or the Company or the Company Subsidiaries to terminate the employment of any Continuing Parent Employee, the Continuing Company Employee, or any other employee or service provider, in each case, in accordance with applicable Law.

Section 5.4. Tax Matters.

(a) As soon as practicable following the date of this Agreement the Parent shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (i) (A) exempting Parent, Merger Sub, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, Merger Sub, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of Company Common Stock from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents and (ii) with respect to holders of Certificates, to the extent applicable, (A) exempting Parent, Merger Sub, the Exchange Agent, the Surviving Corporation and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable to the Exchange Agent or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, Merger Sub, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; or instructing Parent, Merger Sub, the Exchange Agent, the Surviving Corporation and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). Parent shall make its reasonable commercial efforts to obtain the Withholding Tax Ruling by the Closing.

(b) Without limiting the generality of the foregoing, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling.

(c) On or prior to (but not more than thirty (30) days prior to) the Closing, the Company shall deliver to Parent an affidavit certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), dated as of the Closing Date, signed under penalties of perjury, and otherwise in form and substance as required by Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with the notice to the IRS required by Treasury Regulations Section 1.897-2(h)(2).

Section 5.5. Cash Reporting.

(a) As soon as available, and in any event within three (3) days after the end of each calendar month following the date hereof, the Company shall furnish to Parent (i) a monthly cash report of the Company and the Company Subsidiaries showing aggregate Cash of each of the Company’s and the Company’s Subsidiaries’ as of the end of such calendar month (the “Monthly Cash Balance”) and (ii) copies of the bank statements of all bank accounts of the Company and the Company Subsidiaries as of the final day of such month (“Monthly Cash Report”).

(b) Following the delivery of the Monthly Cash Report, the Company shall afford Parent and its Representatives the opportunity to examine any supporting documentation that is reasonably necessary and appropriate for Parent to review the Monthly Cash Report, and the Company shall make available, upon Parent’s reasonable request and during normal business hours, the appropriate Representatives of the Company and its Subsidiaries involved in the preparation of the Monthly Cash Report. Parent shall be entitled to dispute, in good faith, the Monthly Cash Balance set forth in the Monthly Cash Report no later than four (4) Business Days after receipt of the Monthly Cash Report, and Parent and the Company shall, in good faith, use their respective reasonable best efforts to resolve any such disputes as promptly as reasonably practicable thereafter and, to the extent necessary, the Monthly Cash Balance to reflect any changes mutually agreed to in writing by the Company and Parent (provided that neither the Company nor Parent may unreasonably withhold, condition or delay such agreement).

Article VI

ADDITIONAL AGREEMENTS

Section 6.1. No Solicitation.

(a) No Solicitation by the Company. Except as otherwise permitted by this Agreement, the Company shall not and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, induce, facilitate, or knowingly encourage any Acquisition Proposal with respect to the Company or any inquiry, expression of interest, proposal or offer that could reasonably be expected to lead to such an Acquisition Proposal; (ii) take any action to make the provisions of any Takeover Statute (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any transaction contemplated by an Acquisition Proposal with respect to the Company; (iii) enter into, participate in, maintain or continue any communications, discussions or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (iv) enter into any letter of intent or any other contract, agreement, memorandum of understanding, commitment or other arrangement contemplating or otherwise relating to any Acquisition Proposal with respect to the Company (whether binding or nonbinding); (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or similar provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement; or (vi) resolve, propose or agree to do any of the foregoing. Promptly upon the execution of this Agreement, the Company shall and shall cause the Company Subsidiaries to, and shall cause its and their respective directors and officers to, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal with respect to the Company, use reasonable best efforts to request the prompt return or destruction of all confidential information furnished with respect to discussions prior to the date hereof in respect of an Acquisition Proposal with respect to the Company to the extent that the Company is entitled to have such documents returned or destroyed, promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding the foregoing provisions of this Section 6.1(a), prior to obtaining the Company Stockholder Approval, this Section 6.1(a) shall not prohibit the Company from furnishing information regarding the Company to, or entering into discussions and negotiations with, any Person if (A) the Company shall have received from such Person a bona fide written Acquisition Proposal that, after consultation with its financial advisor and outside legal counsel, the Company Board determines in good faith is, or would reasonably be expected to result in, a Superior Proposal (and such proposal has not been withdrawn); (B) such Acquisition Proposal was not solicited, initiated, induced, facilitated or knowingly encouraged in violation of this Section 6.1(a) (after giving effect to this sentence); (C) the Company Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the duties of the Company Board under applicable law; (D) prior to furnishing any such information or entering into such negotiations or discussions the Company obtains from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions and use restrictions) at least as favorable to the Company as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and provides a copy of the same to Parent; and (E) concurrently with furnishing any information to such Person, to the extent such information has not been previously furnished by the Company to Parent or made available to Parent, the Company concurrently furnishes such information to or makes such information available in an electronic data room to Parent.

(b) Notice of Acquisition Proposals to the Company. In addition to the obligations of the Company set forth in Section 6.1(a), the Company shall immediately, and in any event within twenty-four hours of the receipt thereof, advise Parent orally and in writing of any (i) Acquisition Proposal with respect to the Company; (ii) any inquiry, expression of interest, proposal, communication, request for access to non-public information relating to the Company or the Company Subsidiaries, or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iii) any other communication or notice that any Person is considering making an Acquisition Proposal with respect to the Company. Such notification shall include the material terms and conditions of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (including any changes to such material terms and conditions) a copy of, and the identity of the Person making, any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall (A) keep Parent informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms and conditions thereof (including any change in price or exchange ratio)) of any Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) provide to Parent as soon as practicable (but in no event more than 24 hours) after the receipt thereof (copies of all material correspondence and other written material exchanged between the Company or any Company Subsidiary or any of their Representatives, on the one hand, and any Person or any of their Representatives that has made an Acquisition Proposal with respect to the Company, inquiry, expression of interest, proposal, offer, notice or request, on the other hand, which describes any of the terms or conditions of such Acquisition Proposal). The Company agrees that it shall not, after the date hereof, enter into any agreement which prohibits it from complying with its obligations under this Section 6.1(b).

Section 6.2. Preparation of the Proxy Statement and Delisting.

(a) Parent and the Company will promptly furnish to the other party such data and information relating to it, its respective Subsidiaries and the holders of its Capital Stock, as Parent or the Company, as applicable, may reasonably request for the purpose of including such data and information in the Proxy Statement, and, in each case, any amendments or supplements thereto.

(b) The Company shall promptly prepare and file with the SEC a proxy statement with respect to the solicitation of proxies at the Company Stockholders’ Meeting for the adoption and approval of the Transaction Proposals and other matters reasonably related to the Transaction Proposals at the Company Stockholders’ Meeting (the “Proxy Statement”), all in accordance with, and as required by, the Company’s Certificate of Incorporation and the Company’s bylaws, as applicable, the DGCL and any applicable rules and regulations of the SEC or NYSE. The Company shall comply in all material respects with the notice requirements applicable to the Company in respect of the Company Stockholders’ Meeting pursuant to the DGCL, the Company Certificate of Incorporation and the Company’s bylaws, as applicable. Parent and the Company shall each use reasonable best efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. The Company shall use its reasonable best efforts to mail the Proxy Statement to the Company’s stockholders as promptly as possible following the completion of the SEC review. The Company will advise Parent promptly after it receives any request by the SEC to amend the Proxy Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent and the Company shall jointly prepare promptly and Company shall file any response to such comments or requests, and the Company agrees to permit Parent (to the extent practicable), and its outside counsels, to participate in all meetings and conferences with the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company will (A) provide Parent with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response); and (B) include all comments reasonably and promptly proposed by Parent. The foregoing obligations of the Company in clauses (A) and (B) shall not apply in connection with and to the extent relating to any disclosure regarding a Company Change in Recommendation made in compliance with the terms of Section 6.4(a).

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder.

(d) If at any time prior to the Effective Time, any event occurs with respect to Parent or the Company, or any change occurs with respect to information supplied by Parent or the Company for inclusion in the Proxy Statement, or any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company, which is required to be described or that should be set forth in an amendment or supplement to the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party with respect to which such event occurs or which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC a, to the extent required by applicable Law, disseminated to the Company’s stockholders.

(e) The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of Company Common Stock from the NYSE and the deregistration of the same under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.3. Company Stockholders’ Meeting. The Company shall use its reasonable best efforts, and shall take all action necessary in accordance with applicable Law and the Company’s Certificate of Incorporation and Bylaws, as applicable, to duly call, give notice of, convene a meeting of its stockholders for the purpose of seeking the Company Stockholder Approval of the Transaction Proposals as herein provided (the “Company Stockholders’ Meeting”) as soon as practicable after the date the SEC has informed the Company that it has no further comments to the Proxy Statement. Subject to Section 6.4(b), the Company shall, through the Company Board, recommend to the Company stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement (the recommendation of the Company Board that the Company’s stockholders vote to give the Company Stockholder Approval being referred to as the “Company Board Recommendation”), and the Company shall, subject to Section 6.4(b), use its reasonable best efforts to solicit sufficient proxies from the Company stockholders in favor of the adoption of this Agreement and to take all other actions necessary or advisable to secure the Company Stockholder Approval (including engaging a nationally recognized proxy solicitation firm). Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with Parent, adjourn or postpone the Company Stockholders’ Meeting only: (a) to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is timely provided to the Company’s stockholders; (b) if as of the time for which the Company Stockholders’ Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholders’ Meeting; or (c) if additional time is required to solicit proxies in order to obtain the Company Stockholder Approval; provided that (i) no single adjournment shall be for more than 30 days unless otherwise required by applicable Law, and (ii) all such adjournments together shall not cause the date of the Company Stockholders’ Meeting to be held less than ten (10) Business Days prior to the End Date.

Section 6.4. Change in Recommendation.

(a) Company Change in Recommendation. Subject to the other provisions of this Section 6.4, neither the Company Board nor any committee thereof shall, directly or indirectly: (i) withhold or withdraw or qualify, modify or amend in a manner adverse to Parent (or publicly propose to do so), the Company Board Recommendation; (ii) fail to reaffirm or re-publish the Company Board Recommendation within ten (10) Business Days after Parent requests in writing that such action be taken (or, if earlier, at least five (5) Business Days prior to the Company Stockholders’ Meeting); (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to Company Common Stock shall have been formally commenced or after any change in the consideration being offered thereunder, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer; (iv) publicly announce that the Company Board has recommended, adopted or approved any Acquisition Proposal with respect to the Company (each of the foregoing actions described in clauses “(i)” to “(iv)” being referred to as a “Company Change in Recommendation”) or (v) take any action or make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any third party or any Acquisition Proposal.

(b) Company Superior Proposal; Intervening Event. Notwithstanding anything to the contrary contained in Section 6.4 or elsewhere in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may effect, or cause the Company to effect, as the case may be, a Company Change in Recommendation if:

(i)   (A) the Company has not breached its obligations under Section 6.1 in connection with the Acquisition Proposal referred to in the following clause “(B)”; (B) after the date of this Agreement, an unsolicited, bona fide, written Acquisition Proposal is made to the Company and is not withdrawn; (C) the Company Board determines in its good faith judgment, after consulting with its outside financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (D) the Company shall have provided Parent with five (5) Business Days’ prior written notice advising Parent that it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor, and which written notice shall include copies of all documents pertaining to such Superior Proposal; (E) during such five (5) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal; (F) at the end of such five (5) Business Day period, such Acquisition Proposal has not been withdrawn and in the good faith reasonable judgment of the Company Board continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(E)” or otherwise); and (G) at the end of such five (5) Business Day period, the Company Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Superior Proposal, a failure to make a Company Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Company Board under applicable Law; provided, however, that in the event of any material revisions to the applicable Acquisition Proposal (including any change in price or exchange ratio), the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.4(b)(i) with respect to such new written notice (including the five (5) Business Day period referenced above); or

(ii) In connection with an Intervening Event relating to the Company, the Company Board may make a Company Change in Recommendation if the Company Board determines at any time prior to the Company Stockholder Approval, after having consulted with its outside legal counsel, that, in light of such Intervening Event, a failure to make a Company Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Company Board under applicable Law, provided that: (A) the Company shall have provided Parent with five (5) Business Days’ prior written notice advising Parent that it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor; (B) during such five (5) Business Day period, if requested by Parent, the Company shall negotiate in good faith with respect to any change or modifications to this Agreement which would allow the Company Board not to make such Company Change in Recommendation; and (C) at the end of such five (5) Business Day period, the Company Board determines in good faith, after having consulted with its outside legal counsel, that, taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (B) or otherwise, a failure to make a Company Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Company Board under applicable Law.

(c) Nothing in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; (ii) making any “stop, look and listen” communication to the Company stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; or (iii) making any disclosure to the Company stockholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Company Change in Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof; and (y) does not include any statement that constitutes, and does not otherwise constitute, a Company Change in Recommendation.

Section 6.5. Access to Information; Confidentiality. Subject to applicable Law, during the Pre-Closing Period and upon reasonable prior notice, the Company shall, and shall cause its respective Subsidiaries to, afford to Parent and its Representatives reasonable access to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its respective Subsidiaries to, furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws other than those publicly available in the SEC’s EDGAR (or successor) system; and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that (i) the Company may withhold any document or information that (A) is subject to the terms of a confidentiality agreement with a third party in effect as of the date of this Agreement (provided that the withholding party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); or (B) is subject to any attorney-client, attorney work product or other similar privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of such attorney-client, attorney work product or other similar privilege); and (ii) if, in the reasonable judgment of the Company any Law (including antitrust Laws) applicable to the Company requires the Company or its Affiliates to restrict or prohibit access to any such properties or information, the Company or its Affiliates may so restrict or prohibit such access, including by designating such information as “Clean Team Only” or “Outside Counsel Only” pursuant to a customary Clean Team Confidentiality Agreement agreed between the parties. If any material is withheld by the Company pursuant to the proviso to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use reasonable best efforts to enter into an alternative arrangement, including a “clean-team” agreement, pursuant to which such information may be shared without violating such applicable Law. All information exchanged pursuant to this Section 6.5 shall be subject to the Confidential Disclosure Agreement between Parent and the Company and dated as of November 17, 2022 (the “Confidentiality Agreement”).

Section 6.6. Notification of Changes. The Company and Parent shall as promptly as reasonably practicable notify the other orally and in writing of any change or event that, individually or in the aggregate, with all past changes and events since the date of this Agreement either (i) has had or would reasonably be expected to have a Company Material Adverse Effect, as applicable; or (ii) that would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that would be reasonably expected to cause any of the conditions to the other party’s obligations set forth in Article VII to be incapable of being satisfied, or to materially delay or impede the ability of such notifying party to consummate the Merger; provided, however, that any failure to give such notice pursuant to this Section 6.6 shall not in and of itself cause the failure to satisfy any of the conditions to the other party’s obligations set forth in Article VI unless the underlying breach would independently result in the failure of such condition to be satisfied, and provided further that no such notification shall cure any breach of, non-compliance with, any of the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.7. Required Actions.

(a) Regulatory Approvals. The parties shall cooperate with each other and, subject to Section 6.1 and Section 6.4, use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable, subject to the limitations in this Section 6.7, to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, any filing with the United States Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”) required under the HSR Act relating to the Merger (but in no event later than 15 Business Days after the date of this Agreement, unless otherwise agreed by counsel for the parties), a filing under the Investment Canada Act, and foreign direct investment filings with the applicable government authorities in Italy and Germany relating to the Merger and other required filings subject to further analysis; (ii) prepare and file a draft CFIUS Notice, and, after receipt of confirmation reasonably acceptable to both Parent and the Company that CFIUS has no further comments or inquiries related to the draft CFIUS Notice, Parent and the Company shall, as promptly as practicable after such receipt, submit the CFIUS Notice; (iii) prepare and file other necessary and advisable registrations, declarations, notices, petitions, applications and filings relating to the Merger, including the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations, with other Governmental Entities under antitrust, competition, foreign direct investment, trade regulation or similar Law as soon as reasonably practicable or where the ability to control timing of the registration, declaration, notice, petition, application or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any registrations, declarations, notices, petitions, applications and filings with such Governmental Entities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material); (iv) obtain all Consents or nonactions from any Governmental Entity or other Person which are required to be obtained under any other antitrust, competition, foreign direct investment, trade regulation or similar Law in connection with the consummation of the Merger and the other transactions contemplated hereby, including the CFIUS Approval (collectively, the “Required Regulatory Approvals”); (v) seek to avoid or prevent the initiation of any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging the Merger or the consummation of the other transactions contemplated by this Agreement; and (vi) furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing in order to achieve the effects set forth in the foregoing sub-clauses (i) and (v).

(b) Actions in Connection with Required Regulatory Approvals. Without limiting the further requirements specifically set forth in this Section 6.7, each of the parties shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Company and the Company Subsidiaries and Parent and the Parent Subsidiaries, as applicable, to the extent required in order to obtain the Required Regulatory Approvals, shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”); provided, however, that, notwithstanding anything in this Agreement to the contrary, neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time. Moreover, Parent shall, and shall cause its Affiliates to, take, or cause to be taken, all action necessary to receive CFIUS Approval so as to enable the Closing, including providing all such assurances as may be necessary requested or imposed by CFIUS, including, without limitation, entering into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement, in relation to the business and assets of the Company; provided, however, that, notwithstanding anything in this Agreement to the contrary, Parent shall not be required to consummate the transactions contemplated by this Agreement to the extent any condition imposed in connection with the CFIUS Approval would effectively prohibit or limit the Parent Board from exercising control over any portion of the business of the Company and the Company Subsidiaries that, in the aggregate, constitutes more than ten percent (10%) of the Company’s consolidated fiscal year 2023 revenue or 2024 year-to-date revenue (the “Affected Business”) (provided, however, that it is acknowledged and agreed that neither (i) the Remedies set forth in Section 6.7(b) of the Parent Disclosure Schedule, nor (ii) any condition imposed in connection with the CFIUS Approval with respect to a board of directors or other governing body that permits Parent to directly or indirectly elect a majority of the individuals to such board of directors or other governing body, shall be deemed to effectively prohibit or limit the Board of Directors of Parent from exercising control over the Affected Business); provided, further, that Parent shall agree to any requirement that the Affected Business maintain a board of directors or other governing body comprised entirely of United States citizens, provided such United States citizens are permitted to have dual citizenship in any other country. The Company shall use reasonable best efforts to assist Parent in obtaining CFIUS Approval. Parent shall, and shall cause its Affiliates to, take any and all actions necessary to: (1) oppose or defend against any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger; and (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement.

(c) Requests from Regulatory Authorities. If either of the parties or any of their respective Subsidiaries receives a request for information or documentary material from any Governmental Entity with respect to the Merger or any of the transactions contemplated by this Agreement, then such party shall respond promptly, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), to such request, in all cases within the amount of time allowed by the Governmental Entity. The parties shall consult with each other in good faith prior to pulling and refiling or agreeing to pull and refile any HSR filing, the CFIUS Notice or other filing, or agreeing with any Governmental Entity not to consummate the merger for any period of time, or agreeing to any timing agreement with the FTC, DOJ or any other Governmental Entity.

(d) Coordination and Information Sharing. Each party shall (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Merger or the transactions contemplated by this Agreement; (ii) promptly notify the other party of any material communication it or any of its Affiliates (or their respective Representatives) receives from any Governmental Entity relating to the Merger or the transactions contemplated by this Agreement and keep the other parties informed as to the status of any such request, inquiry, investigation, or communication; (iii) subject to applicable Law, and to the extent practicable, permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed material communication, filing or submission by such party to any Governmental Entity; (iv) not agree to participate in any meeting or discussion with any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Merger or transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend; and (v) furnish the other party with copies of all material correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, with respect to this Agreement or the Merger or the transactions contemplated by this Agreement. Materials required to be provided pursuant to this Section 6.7 may be redacted or withheld as necessary to (i) to remove references concerning the valuation of the parties, (ii) as necessary to comply with contractual arrangements; and (iii) as necessary to preserve attorney-client or other legal privilege. Each party, as each deems advisable and necessary, may designate any competitively sensitive material provided to the other under this Section 6.7 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient unless express written permission is obtained in advance from the party that has so designated such materials.

(e) Frustrating Actions. The Company shall not, and shall cause the Company Subsidiaries not to, and Parent shall not, and shall cause the Parent Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entry into of an agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the Required Regulatory Approvals; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger or the transactions contemplated by this Agreement; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger or the transactions contemplated by this Agreement.

Section 6.8. Takeover Laws. The Company and the Company Board, and Parent and the Parent Board, shall use their respective reasonable best efforts (a) to ensure that no potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” or similar anti-takeover Law, including, without limitation, Section 203 of the DGCL (a “Takeover Statute”), is or becomes applicable to this Agreement or any transaction contemplated by this Agreement; and (b) if any Takeover Statute becomes applicable to this Agreement or any transaction contemplated by this Agreement, to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger.

Section 6.9. Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries to the fullest extent provided by their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries as in effect as of the date of this Agreement in connection with liabilities for acts or omissions occurring at or prior to the Effective Time, shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) In the event that subsequent to the Merger, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.9.

(c) For a period of six (6) years from the Effective Time, Parent shall procure that the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Company Certificate of Incorporation with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified Person.

(d) Prior to or at the Effective Time, the Company shall purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are substantially equivalent to the coverage provided under the Company’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that the Company shall not pay or agree to pay, and the Surviving Corporation shall not be required to pay, in the aggregate in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such “tail” policy, and if the cost of such “tail” policy would otherwise exceed such maximum amount, the Company shall purchase as much coverage as reasonably practicable up to such maximum amount.

(e) The provisions of this Section 6.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each current or former director or officer of the Company, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.10. Transaction Litigation. Each of the Company, on the one hand, and Parent, on the other hand, shall give the other party prompt notice of any stockholder litigation or claims commenced on or after the date of this Agreement against the Company or its directors or officers or Parent or its directors or officers, as applicable, relating to the Merger and the other transactions contemplated by this Agreement (“Transaction Litigation”). In addition, each of the Company, on the one hand, and Parent, on the other hand, agrees to keep the other party reasonably informed on a current basis with respect to any other stockholder litigation or claims against the Company or its directors or officers or Parent or its officers and directors, as applicable, that are reasonably likely to affect the Merger and the other transactions contemplated by this Agreement (including the timing of the Closing). The Company shall (i) give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any Transaction Litigation, (ii) give Parent the right to review and comment on all filings or responses to be made by the Company in connection with any Transaction Litigation, and will in good faith take such comments into account, and (iii) not agree to settle any Transaction Litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Solely to the extent that any such Transaction Litigation would reasonably be expected to materially delay or prevent the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, Parent shall use commercially reasonable efforts to give the Company the right to review and comment on all filings or responses to be made by Parent in connection with any such Transaction Litigation, and will in good faith take such comments into account. Notwithstanding the foregoing, with respect to Transaction Litigation commenced by one or more of Parent’s shareholders that seeks to condition, delay or prevent the parties from consummating the transactions contemplated by this Agreement and that names the Company or any of its officers or directors as a party (“Parent Shareholder Litigation”), Parent shall (i) give the Company the opportunity to participate (at the Company’s expense) in the defense or settlement of any claims brought against the Company or any of its officers or directors in such Parent Shareholder Litigation, and (ii) give the Company the right to review and comment on all filings or responses to be made by Parent in connection with the defense or settlement of any claims brought against the Company or any of its officers or directors in such Parent Shareholder Litigation, and will in good faith take such comments into account; provided, however, that (x) Parent shall be entitled to select legal counsel for the Company in respect of such Parent Shareholder Litigation, which legal counsel shall be reasonably acceptable to the Company, and (y) Parent shall control the defense of any claims brought against the Company or any of its officers or directors in such Parent Shareholder Litigation unless there is an actual legal conflict that would prohibit the assumption of the defense by Parent under law or bona fide ethical obligation; provided further, that neither Parent nor the Company shall agree to settle any claims brought against the Company or any of its officers or directors in such Parent Shareholder Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 6.11. Section 16 Matters. The Parent Board shall, prior to the Effective Time, approve the issuance of Parent ADSs or other Parent securities in connection with the Merger with respect to any employees of the Company who, as a result of their relationship with the Company as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company Board shall approve the disposition of the Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 6.12. Extension of Standstill. During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of Parent and the Company agrees that it will not, otherwise than pursuant to the Merger on the terms provided in this Agreement (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any securities or property of the other; (b) propose or offer to enter into, directly or indirectly, any merger or business combination involving the other or to purchase, directly or indirectly, a material portion of the assets of the other; (c) directly or indirectly, “solicit”, or participate or join with any person in the “solicitation” of any “proxies” (as such terms are defined in the Securities Act) to vote, to seek to advise or to influence any person with respect to the voting of any voting securities of the other, except with respect to the Merger, the obtaining of the Company Stockholder Approval, and as otherwise contemplated by this Agreement; (d) otherwise act alone or in concert with others to seek to control, to influence or to change the management, the board of directors or the policies of the other party; (e) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing; or (f) advise, assist or encourage any of the foregoing or work in concert with others in respect of the foregoing.

Section 6.13. Public Announcements. Except with respect to a Company Change in Recommendation (or matters related thereto), Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange; provided that each party may make statements without such consultation that are consistent with previous press releases, public disclosures or public statements made by either party in compliance with this Section 6.13. Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.14. Company Convertible Notes. Prior to the Effective Time, within the time periods required by the terms of the Company Indenture, the Company shall, and shall cause its Representatives to, take all actions may be required by, and subject to the terms of, the Company Indenture and applicable law to be performed by the Company at or prior to the Effective Time as a result of the consummation of the Merger and the transactions contemplated hereby, including (i) the giving of any notices that may be required by the Company Indenture in connection with the consummation of the Merger or the transactions contemplated hereby; (ii) preparing any supplemental indentures (which may include Parent as a party thereto) required in connection with the consummation of the Merger or the transactions contemplated hereby to be executed and delivered to the trustee at or prior to the Closing, in form and substance reasonably satisfactory to Parent and (iii) delivering any opinions of counsel required to be delivered prior to the Closing Date and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Company Indenture in connection with the Merger, provided that any supplemental indentures, opinions of counsel, officer’s certificates and/or such other documents or instruments required by the Company Indenture, as may be necessary to comply with all of the terms and conditions of the Company Indenture in connection with the Merger, shall be delivered by Parent and its counsel to the extent required to be delivered at or after the Closing.

Section 6.15. Pre-Closing Loan. At the Company’s request, at any time and from time to time after January 7, 2025, Parent shall, or shall cause one of its Affiliates to, subject to the execution of definitive loan documents mutually agreed by the Company and Parent (or its applicable Affiliate), provide the Company with a $20 million, multi-draw term loan credit facility (the “Bridge Loan Facility”), on the terms and subject to the conditions set forth on Section 6.15 of the Company Disclosure Schedule (the “Bridge Loan Term Sheet”) (or on such terms as may otherwise be agreed in writing by the Company and Parent), and the Company and Parent hereby agree to cooperate in good faith with one another to negotiate, agree upon and execute the Loan Documentation (as defined in the Bridge Loan Term Sheet) promptly following, and in any event within 30 days (or such later date as Parent and the Company may agree) of, the execution of this Agreement.

Article VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (ii) any agreement with the DOJ or the FTC not to consummate the Merger to which the Company and Parent are a party shall have expired or been terminated; (iii) the CFIUS Approval shall have been obtained; and (iv) all other Required Regulatory Approvals and conditions listed in Section 7.1(b) of the Parent Disclosure Schedule shall have been obtained or satisfied and shall remain in full force and effect, or the applicable waiting period (and any extension thereof) applicable in respect of such Required Regulatory Approval shall have expired.

(c) No Injunctions or Restraints; Illegality. (i) No Law, order, injunction (temporary or permanent) or decree or other similar legal restraint issued by any court or enacted by any Governmental Entity of competent jurisdiction enjoining or preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect, and (ii) all conditions set forth in any order, injunction (temporary or permanent) or decree or other similar legal restraint issued by any court or Governmental Entity of competent jurisdiction in order to consummate the transactions contemplated by this Agreement shall have been met.

(d) Final Adjustment Statement. The parties shall have agreed in writing to the Final Adjustment Statement pursuant to Section 1.5(c).

Section 7.2. Conditions to Obligation of Parent and Merger Sub. The obligation of each of Parent and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.8(a) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time or such fact, circumstance, effect, change, event or development giving rise to the breach of Section 3.8(a) shall not be continuing as of the Closing Date; (ii) the representations and warranties of the Company set forth in Section 3.3(a), the first sentence of Section 3.3(b) and Section 3.3(c) (in each case only with respect to the Company and not its Subsidiaries) shall be true and correct (other than such failures to be true and correct as are de minimis), in each case at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company set forth in Section 3.1, Section 3.4 and Section 3.20 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) all other representations and warranties of the Company set forth in Article III shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Bankruptcy. Neither the Company nor any Company Subsidiary shall have experienced a Bankruptcy.

Section 7.3. Conditions to Obligation of the Company. The obligations of the Company to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of Parent set forth in Section 4.2 shall be true and correct (other than such failures to be true and correct as are de minimis), in each case at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties of Parent set forth in Section 4.1, Section 4.3 and Section 4.8 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) all other representations and warranties of Parent set forth in Article IV shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the obligations and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

Article VIII

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time (whether before or after receipt of the Company Stockholder Approval, except as specifically provided below), as set forth below:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, upon written notice to the other party:

(i)   if the Merger is not consummated on or before January 31, 2025 (the “End Date”); provided that if by January 31, 2025, any of the conditions set forth in Section 7.1(b) shall not have been satisfied but all of the other conditions to the consummation of the Merger set forth in Article VII shall have been satisfied (or, in the case of any conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied), then either the Company or Parent may extend the End Date by written notice to the other party to March 31, 2025 (upon any extension in accordance with this Section 8.1(b)(i), references to the End Date in this Agreement shall mean the End Date as so extended); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if a breach by such party of its obligations under this Agreement has been the principal cause of, or principally resulted in, such failure of the Merger to occur on or before the End Date;

(ii) if (A) any Governmental Entity that must grant a Required Regulatory Approval listed in Section 7.1(b) of the Parent Disclosure Schedule has denied approval of the Merger and such denial has become final and non-appealable; (B) any court or Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, or (C) any Israeli court shall have issued an order, injunction or decree or other legal restraint or prohibition imposing conditions that are unacceptable to Parent; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party if a breach by such party of its obligations under this Agreement has been the principal cause of, or principally resulted in, such failure to obtain such Required Regulatory Approval or the issuance of such order, injunction, decree or other legal restraint, as applicable;

(iii)   if the Company Stockholder Approval shall not have been obtained following a vote taken thereon at the Company Stockholders’ Meeting (unless such Company Stockholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof);

(c) by the Company, if Parent or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub contained herein fails to be true and correct, which breach or failure (A) either individually or in the aggregate with all other breaches by Parent or Merger Sub or failure of Parent’s and Merger Sub’s representations and warranties to be true, would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), as the case may be; and (B) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days (or such fewer days as remain until the End Date) after Parent’s receipt of written notice of such breach from the Company, and provided that the Company is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.2(a) or Section 7.2(b), as the case may be, could not then be satisfied;

(d) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (A) either individually or in the aggregate with all other breaches by the Company or failure of the Company’s representations and warranties to be true, would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), as the case may be, and (B) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days (or such fewer days as remain until the End Date) after the Company’s receipt of written notice of such breach from Parent, and provided that Parent is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Parent contained herein then fails to be true and correct such that the conditions set forth in Section 7.3(a) or Section 7.3(b), as the case may be, could not then be satisfied;

(e) by Parent, prior to the Company Stockholder Approval, if the Company Board or any committee thereof shall have made a Company Change in Recommendation;

(f)   by Parent, (i) to the extent the Company’s Cash Burn exceeds $20,000,000 during any fiscal quarter beginning with the Company’s fiscal quarter ending September 30, 2024 or (ii) to the extent the Company has drawn on the Bridge Loan Facility, any “Event of Default” under the Loan Documentation has occurred (whether or not the payment of any outstanding loans thereunder have been accelerated); or

(g) by Parent if the Company or any Company Subsidiary (i) applies for, consents to the appointment of, or is otherwise appointed, any receiver, trustee, custodian or liquidator of its property, (ii) admits in writing its inability to pay its debts as they mature, (iii) makes a general assignment for the benefit of its creditors, (iv) files a petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors, or otherwise takes advantage of, or is placed into bankruptcy under, any bankruptcy, reorganization, insolvency or liquidation Laws or statutes, or files an answer admitting the material allegations of a petition filed against the Company, as the case may be, in any proceeding under any such Laws or statutes, or (v) undergoes the expiration of sixty (60) days following the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating it as bankrupt or appointing a trustee of its assets (each of clauses (i) through (v), a “Bankruptcy”).

Section 8.2. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect (other than the last sentence of Section 6.5, Section 6.13, this Section 8.2 and Section 8.3, which provisions shall survive such termination) without any liability or obligation on the part of the Company, Parent or Merger Sub or any of their respective Subsidiaries, except in the case of a Willful Breach (which for the avoidance of doubt shall not be released by this Section 8.2).

Section 8.3. Fees and Expenses.

(a) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii), then the Company shall pay to Parent, by wire transfer of same-day funds, the Termination Expenses within five (5) Business Days of the date of such termination.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), or is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) at such time as Parent was entitled to terminate this Agreement pursuant to Section 8.1(e), then the Company shall pay Parent, by wire transfer of same-day funds, the Company Termination Fee within five (5) Business Days of the date of termination. For purposes of this Agreement, “Company Termination Fee” shall mean a cash fee equal to $7,875,000.

(c) In the event that, (i) following the date of this Agreement and prior to the Company Stockholders’ Meeting, an Acquisition Proposal with respect to the Company is publicly proposed or disclosed (and not withdrawn at least two (2) Business Days prior to the Company Stockholders’ Meeting), (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii), and (iii) within twelve (12) months of such termination, an Acquisition Proposal with respect to the Company is consummated or a definitive agreement providing for an Acquisition Proposal with respect to the Company is entered into, then the Company shall pay to Parent, by wire transfer of same-day funds, the Company Termination Fee (less any Termination Expenses previously paid by the Company to Parent) on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement (provided that for these purposes the references to fifteen percent (15%) in the definition of Acquisition Proposal shall instead refer to fifty percent (50%)).

(d) In the event that this Agreement is terminated by Company or Parent (i) pursuant to Section 8.1(b)(ii)(C) as the result of Parent’s determination that any conditions imposed by any Israeli court are not acceptable to Parent, or (ii) pursuant to Section 8.1(b)(i) during such time as the conditions set forth in Section 7.1(c) have not been satisfied solely as the result of Parent’s determination that any conditions imposed by any Israeli court are not acceptable to Parent, but all of the other conditions to the consummation of the Merger set forth in Article VII have been satisfied as of such time (or, in the case of any conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied), then the Parent shall pay the Company, by wire transfer of same-day funds, the Parent Termination Fee within five (5) Business Days of the date of termination. For purposes of this Agreement, “Parent Termination Fee” shall mean a cash fee equal to $5,000,000.

(e) Except in the case of a Willful Breach by the Company or Parent, as applicable, which shall each be subject to Section 8.2, following the termination of this Agreement in accordance with its terms, the payment by the Company or Parent of the Company Termination Fee or the Parent Termination Fee, as applicable, to the extent required pursuant to this Section 8.3, in circumstances in which it is due pursuant to the terms of this Agreement, together with any amounts payable pursuant to Section 8.3 in connection therewith, shall be the sole and exclusive remedy of the receiving party under this Agreement. Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, more than once (it being understood that, subject to Section 8.3(b), the Company Termination Fee may become payable pursuant to Section 8.3(c) following payment by the Company to Parent of the Company Transaction Expenses).

(f)   The Company and Parent acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and, in order to obtain such payment, the party owed such payment commences a suit, action or other proceeding that results in a judgment in its favor for such payment, the party owing such payment shall pay to the party owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, as reported in The Wall Street Journal, in effect on the date such payment was required to be made.

(g) Each party further acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. Each party further acknowledges that each of the Company Termination Fee and the Parent Termination Fee, as applicable, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which the Company Termination Fee or the Parent Termination Fee, as applicable, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

(h) If applicable, in the event that the Parent reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Parent Termination Fee, the Parent shall notify Company of such determination as promptly as reasonably practicable after making such determination and, if requested by Company in writing, provide the Company with reasonable time (but in any event no less than sixty (60) days) to obtain a Valid Tax Certificate, or a Tax Declaration and a Tax Residency Certificate, allowing the Parent to make the payment of the Parent Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. In the event that Company requests such time extension as set forth above, then all references in this Agreement to payment of the Parent Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Parent Termination Fee is due without such deferral limiting any rights of the Parent to terminate this Agreement or in connection with such termination.

Section 8.4. Amendment. This Agreement may be amended or modified by written agreement of each of the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholders Approval, no amendment or modification shall be made that by applicable Law or in accordance with the rules of the NYSE requires the further approval by the stockholders of the Company without the further approval of such Company stockholders. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties.

Section 8.5. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the shareholders of Parent unless such approval is required by Law or in accordance with the rules of any relevant stock exchange and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law or in accordance with the rules of any relevant stock exchange. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Article IX

MISCELLANEOUS

Section 9.1. Transaction Expenses. Except as provided below or in the circumstances in which the Termination Expenses, the Company Termination Fee or the Parent Termination Fee are payable by the Company, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. Notwithstanding the foregoing, Parent and the Company each shall pay 50% of any and all filing fees due in connection with the filings required by or under the HSR Act, the DPA and any other antitrust, competition, investment, trade regulation or similar Law.

Section 9.2. Definitions. For purposes of this Agreement:

“5% Holder” means a holder who holds five percent (5%) or more of the share capital of the Company.

“Acquisition Proposal” means, with respect to the Company, any bona fide proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving (i) the direct or indirect acquisition, exclusive license or purchase of a business or assets that constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Subsidiaries); (ii) direct or indirect acquisition or purchase of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Subsidiaries), following which such Person or group of Persons would hold fifteen percent (15%) or more of such class of equity securities; or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares or Capital Stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or group of Persons (other than a party hereto or any of its Subsidiaries) beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption Law” means U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and similar anti-bribery and anti-corruption laws applicable to the parties and their Subsidiaries.

“Average Parent ADS Price” means the VWAP for the ten (10) consecutive Trading Days ending on (and including) the Trading Day that is immediately preceding the day that is three (3) days prior to the Closing Date.

“Bridge Loan Facility Consideration Adjustment Amount” means the product of (i) the quotient of (A) the Closing Loan Balance as reflected in the Final Adjustment Statement divided by (B) $2,500,000 and (ii) $0.10, provided that, in no event shall the Bridge Loan Facility Consideration Adjustment Amount be greater than $0.80.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, United States, or Tel Aviv, Israel.

“Capital Stock” means any and all shares, interests, voting securities, participations, rights or other equivalents, however designated, and including common or preferred securities.

“Cash” means all cash of the Company on hand and in banks, as of the close of business on the applicable measurement date and determined in accordance with GAAP, using to the extent consistent therewith, the Accounting Policies. For the avoidance of doubt, Cash shall (i) be calculated net of issued but uncleared checks and drafts and shall include checks, ACH transactions and other wire transfers and drafts deposited or available for deposit for the account of the Company, and (ii) not include restricted cash or cash equivalents.

“Cash Burn” means, with respect to each fiscal quarter of the Company, the positive difference, if any, between (a) the Monthly Cash Balance as set forth in the Monthly Cash Report as of the last day of the month immediately preceding the first day of such fiscal quarter as finally agreed by the Company and Parent pursuant to Section 5.5(b) less (b) the Monthly Cash Balance as set forth in the Monthly Cash Report as of the last day of such fiscal quarter as finally agreed by the Company and Parent pursuant to Section 5.5(b); provided, however, that in calculating the Cash Burn for any fiscal quarter, (i) any cash received by the Company or any Company Subsidiary under the Bridge Loan Facility, (ii) any interest payments made by the Company in respect of the Company Convertible Notes, and (iii) any cash received by the Company or any Company Subsidiary as proceeds from the sale or divestiture of any assets, business units or Subsidiaries of the Company or any Company Subsidiary (other than sales of inventory in the ordinary course of business), shall in each case be excluded from the calculation.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Approval” means (a) written notification of CFIUS’s determination that the transactions contemplated by this Agreement do not constitute a “covered transaction” under the DPA, (b) written notification that CFIUS has completed its review or investigation of the transactions contemplated by this Agreement and determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and all action under the DPA has been concluded, or (c) CFIUS has reported the transactions contemplated by this Agreement to the President of the United States and either (i) the President of the United States has made a decision not to suspend or prohibit such transactions, or (ii) the President of the United States has not taken any action within 15 days from the date he received the report from CFIUS.

“CFIUS Notice” means a joint notice and all accompanying materials with respect to the transactions contemplated by this Agreement prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA.

“Closing Loan Balance” means the aggregate principal amount outstanding under the Bridge Loan Facility together with accrued and unpaid interest thereunder as of the Closing.

“Closing Company Transaction Expenses” means all unpaid Company Transaction Expenses as of the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Business Data” means any and all business information and data (whether of employees, contractors, consultants, customers, consumers, vendors, suppliers, service providers or other persons and whether in electronic or any other form or medium) Processed by the Company IT Systems or otherwise in the course of the conduct of the business of each of the Company and its Subsidiaries.

“Company Convertible Notes” means the 6.0% Convertible Senior Notes due 2027 issued by the Company pursuant to the Company Indenture.

“Company Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Company Privacy Policies; and (iii) the terms of any agreements to which each of the Company and its Subsidiaries is bound relating to the Processing of Personal Data.

“Company Equity Awards” means collectively, the Company Stock Options, Company RSU Awards and Company PSU Awards.

“Company Incentive Award Plan” means each of the Desktop Metal, Inc. 2020 Incentive Award Plan, as amended, the Make Composites, Inc. 2018 Equity Incentive Plan, as amended, and the Desktop Metal, Inc. 2015 Stock Incentive Plan, as amended.

“Company Indenture” means that certain Indenture between the Company and U.S. Bank Trust Company, National Association, and dated as of May 13, 2022.

“Company Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) the Company Offerings.

“Company Licensed IP” means all Company Intellectual Property Rights that are not Owned Company IP.

“Company Material Adverse Effect” means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include the impact of (i) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements; (ii) changes, after the date hereof, in applicable Laws, or interpretations thereof by courts or Governmental Entities; (iii) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism, or the escalation of any conflict) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which the Company and its Subsidiaries operate; (iv) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their Affiliates (provided that the exception in this clause (iv) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby and shall not apply to any covenant to use commercially reasonable efforts to operate in the ordinary course); (v) a decline in the trading price of the Company’s Capital Stock, but not including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (i) through (ix); (vi) any natural disaster, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other similar event; (vii) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures)), public health emergency or widespread occurrence of infectious disease or other acts of God; (viii) any action taken by the Company or any of its Subsidiaries at the written request of Parent; and (ix) actions or claims made or brought by any of the current or former shareholders or stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated hereby; except, with respect to subclause (i) to (iii), (vi) and (vii) to the extent that such effect, change, event, circumstance, condition, occurrence or development disproportionately affects the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate.

“Company Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Company or any of the Company Subsidiaries, and any products or services currently being developed (or already developed) by or for the Company or any of the Company Subsidiaries.

“Company Privacy Policies” means all published and posted agreements and policies relating to each of the Company and its Subsidiaries’ Processing of Personal Data.

“Company PSU Award” means each award of performance-based restricted stock units with respect to shares of Company Common Stock granted under a Company Incentive Award Plan which is outstanding immediately prior to the Effective Time.

“Company RSU Award” means each award of restricted stock units, other than Company PSU Awards, with respect to shares of Company Common Stock granted under a Company Incentive Award Plan which is outstanding immediately prior to the Effective Time.

“Company Subsidiary” means each Subsidiary of the Company.

“Company Stock Option” means each option to purchase shares of Company Common Stock granted under a Company Incentive Award Plan which is outstanding immediately prior to the Effective Time.

“Company Transaction Expenses” means, without duplication, (a) the aggregate amount of fees, costs and expenses incurred or payable by the Company or any Company Subsidiary at any time in connection with the transactions contemplated by this Agreement, including, (i) all brokers’ or finders’ fees, (b) deferred financing fees, (c) fees and expenses of legal counsel, advisors, investment bankers, accountants, auditors, experts and other representatives and consultants, (including investment banker fees) incurred by or on behalf of, or to be paid by, any of the Company or any Company Subsidiary in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) any sale, retention, change of control, transaction or similar payment, or single-trigger severance or other termination-related payment owed to any current or former director, officer, employee or individual service provider as a result of or in connection with executing this Agreement or the consummation of the transactions contemplated by this Agreement (including, the employer portion of any payroll, employment or similar Taxes related thereto) but, for the avoidance of doubt, excluding any severance or other amounts payable to any such current or former director, officer, employee or individual service provider as the result of a termination of employment or engagement triggered by any of Parent, any Parent Subsidiary, the Company or any Company Subsidiary on or after the Closing to the extent such termination of employment or engagement was not triggered prior to the Closing, other than at the express written request of Parent, (iii) cost of preparing and filing the Proxy Statement and holding the Company Stockholder Meeting, (iv) all transfer taxes applicable to, arising out of or imposed upon the transactions contemplated hereunder, (v) fifty percent (50%) of any and all filing fees due in connection with the filings required by or under the HSR Act, the DPA and any other antitrust, competition, investment, trade regulation or similar Law, and (vi) the full cost of acquiring the six (6)-year prepaid “tail” policy under Section 6.9(d); provided, however, that the fees, costs and expenses incurred or payable by the Company or any Company Subsidiary with respect to any Parent Shareholder Litigation (and with respect to which the Company complies with the applicable provisions of Section 6.10) shall be excluded from the definition of Company Transaction Expenses.

“Company Transaction Expenses Consideration Adjustment Amount” means the product of (i) the quotient of (A) the Closing Company Transaction Expenses as reflected in the Final Adjustment Statement divided by (B) $2,500,000 and (ii) $0.10, provided that, in no event shall the Company Transaction Expenses Consideration Adjustment Amount be greater than $0.60.

“control”, “controlled” and “controlling” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Conversion Rate” has the meaning ascribed to such term in the Company Indenture as in effect on the date hereof.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, ‘shelter in place’, ‘stay at home’, social distancing, or similar requirements of any Governmental Entity, in connection with or in response to COVID-19 and any mutations or variations thereof.

“Data Protection Laws” means any applicable Laws relating to the Processing of data, data privacy, data security, data breach notification, and the cross-border transfer of Personal Data.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and all implementing regulations issued and effective thereunder.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance, violation, liability or obligation, by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (a) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (b) any Environmental Law or any Permit issued pursuant to Environmental Law.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Materials, the preservation or protection of soils, subsoils, waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the occupational health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, in effect at any time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity (whether or not incorporated) other than such Person that, together with such Person, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code and/or Section 4001(b)(1) of ERISA.

“Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) the Average Parent ADS Price.

“Final Measurement Date” means three (3) Business Days prior to the Closing Date.

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances, toxic mold, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations, including any applicable penalties (including with respect to any prepayment thereof), interest and premiums, of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (excluding equipment deposits or advances); (ii) all obligations of such Person evidenced by bonds, debentures, indentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment; (iv) all obligations of such Person for the deferred purchase price of property (other than trade payables or accruals in the ordinary course of business consistent with past practice), including, for the avoidance of doubt, any earnouts, holdbacks or post-closing adjustment payments, whether contingent or otherwise; (v) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (vi) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; (vii) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (viii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (ix) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Right” means intellectual property rights of any kind or nature recognized in any applicable jurisdiction worldwide, including all U.S. and foreign (i) patents and pending patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (ii) trademarks, trademark applications, registered trademarks, service marks, service mark applications, registered service marks, trade dress, logos, trade names and corporate names and the goodwill associated therewith (“Marks”); (iii) copyrights; mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing; (iv) all rights in Software and Technology; (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (vi) registrations and applications for registration for the foregoing; and (vii) URL and domain name registrations.

“International Trade Law” means (a) all applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the U.S. government, including, but not limited to, the U.S. Export Administration Act, the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. Arms Export Control Act (22 U.S.C. § 1778), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Israeli Trading with the Enemy Act, the U.S. customs laws and regulations and the Foreign Trade Regulations (15 C.F.R. Part 30), (b) the Israeli Penal Law, the Israeli Control of Products and Services Declaration (Engagement of Encryption), 1974, as amended; the Israeli Defense Export Control Law, 2007; the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006; the Law on the Struggle Against Iran’s Nuclear Program, 5772-2012 the Prevention of Distribution and Financing of Weapons of Mass Destruction Law, 5778-2018 and any additional economic sanctions programs which may be administered by the Israeli Department of Treasury and Ministry of Defense and any regulations or orders issued thereunder, and (c) other applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Intervening Event” means any material event or development, or material changes in circumstances first occurring, arising or coming to the attention of the Company Board after the date of this Agreement to the extent that such event, development or change in circumstances (i) was not known by the Company Board and was not reasonably foreseeable by the Company Board as of or prior to the date of this Agreement; and (ii) does not relate to an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other law that may come in its stead, including all amendments made thereto.

“ITA” means the Israeli Tax Authority.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of any executive officer of such Person, after making due inquiry.

“Maximum ADS Amount” means such number of Parent ADSs representing that number of Parent Ordinary Shares equal to (a) no more than 19.9% of the number of Parent Ordinary Shares outstanding or 19.9% of the voting power of Parent Ordinary Shares outstanding, in each case, immediately prior to the Effective Time minus (b) such number Parent Ordinary Shares reserved for settlement of, or other issuance pursuant to the terms of, the Replacement RSU Awards.

“Merger Consideration” means the aggregate Per Share Merger Consideration payable hereunder with respect to all shares of Company Common Stock and Company Stock Options, on the terms and subject to the conditions of this Agreement.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Net Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock subject to the vested portion of such Company Stock Option immediately prior to the Effective Time, by (b) the Per Share Merger Consideration.

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including but not limited to any software licensed under or subject to terms that require Source Code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts Source Code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property Rights, including, without limitation, any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU Affero GPL, the GNU GPL, the GNU LGPL, any other license that is defined as an “Open Source License” by the Open Source Initiative, and any similar license or distribution model.

“Ordinance” means the Israeli Income Tax Ordinance New Version, 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Owned Company IP” means all Registered Company Intellectual Property Rights and all other Company Intellectual Property Rights owned or purported to be owned by, or subject to an obligation to be assigned to, the Company or any Company Subsidiary.

“Parent ADS” means an American depositary share of Parent representing a beneficial interest in one (1) Parent Ordinary Share.

“Parent Material Adverse Effect” means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has or would reasonably be expected to materially impair or prevent the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

“Parent Ordinary Share” means an ordinary share of Parent, par value NIS 5.00 per share.

“Parent Subsidiary” means each Subsidiary of Parent.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Parent included in the Parent SEC Documents or the Company included in the Company SEC Documents, as the case may be; (ii) statutory Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising by operation of Law; (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, which do not materially impair the use of the real property in the operation of the business thereon; (iv) Liens for Indebtedness existing as of the date hereof (which indebtedness is described in the Parent SEC Documents or the Company SEC Documents, as the case may be), including Liens required from time to time pursuant to the terms of the documents governing such Indebtedness; (v) Liens that, individually or in the aggregate, do not or would not reasonably be expected to materially interfere with the ability of a party and its Subsidiaries to conduct their business as presently conducted; (vi) Liens securing the Bridge Loan Facility; and (vii) with respect to any Intellectual Property Right, any outbound non-exclusive license.

“Per Share Merger Consideration” means $5.50 less (i) the Bridge Loan Facility Consideration Adjustment Amount, if any, (ii) the Company Transaction Expenses Consideration Adjustment Amount, if any, and (iii) to the extent any of the participants in the Desktop Metal, Inc. Severance Plan set forth on Section 1.6(a)(ii) of the Company Disclosure Schedule have not signed a Severance Letter Agreement (in substantially the same form as the Severance Letter Agreements executed by each other participant as of the date hereof) as of the date the Final Adjustment Statement is delivered by the Company to Parent in accordance with Section 1.5(c), $0.0325, in each of the foregoing cases (i), (ii) and (iii), subject further to any Tax withholding.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity or group (as defined in the Exchange Act).

“Personal Data” means (a) information related to an identified or identifiable individual and (b) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by Data Protection Laws.

“Process” (and the corollary terms “Processed” and “Processing”) shall mean, with respect to data, the collection, use, storage, transfer, disclosure, disposal, or other processing of such data.

“Registered Company Intellectual Property Rights” means (i) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, copyright registrations, applications for copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Company or any Company Subsidiary, and (ii) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any Company Subsidiary (or otherwise authorized by or in the name of the Company or any Company Subsidiary) with respect to any Intellectual Property Rights of the Company.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pumping, pouring, abandonment, discarding, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Representatives” means any directors, officers, employees, investment bankers, accountants, attorneys and other advisors, agents, debt financing sources and other representatives of a Person.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.

“Severance Letter Agreement” means each of the letter agreements executed as of the date hereof, by and between the Company and certain employees of the Company, which letter agreements modify certain provisions of the Desktop Metal, Inc. Severance Plan with respect to such employees.

“Software” means all (i) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in Source Code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Source Code” means computer software in a form which a program’s design, logic, structuring and processing methods may be read by a trained human being, including without limitation, all source code, scripts, data definition, flow charts, file layouts, program narratives and program listings.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means with respect to any Person, an entity of which such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect a majority of such entity’s board of directors or other governing body, or otherwise to control the management of such entity; or (b) a majority of the outstanding equity or financial interests of such entity.

“Superior Proposal” means, with respect to a party hereto, any bona fide written Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) being deemed to be replaced with references to fifty percent (50%)) with respect to such party on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel, and after taking into account all legal, regulatory, financial and other aspects of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal), to be (x) more favorable from a financial point of view to such party’s shareholders or stockholders, as applicable, than the Merger and (y) reasonably likely to be irrevocably consummated (if accepted) on a timely basis in accordance with its terms and taking into account all relevant financial, legal and regulatory aspects of such Acquisition Proposal (including the identity of the Person making such Acquisition Proposal).

“Tax” or “Taxes” means all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, unemployment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise taxes, customs, tariffs, imposts, levies, duties, Israeli value added tax, fees or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed by such Governmental Entity with respect to such amounts.

“Tax Residency Certificate” means a certificate issued by the applicable Tax Governmental Authority in which the holder of such certificate resides confirming that such certificate holder is considered a tax resident of such state, which is valid in the tax year during which the Exchange Agent pays the Merger Consideration to such holder.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, and any amended Tax return, in each case, relating to Taxes and which is filed or required to be filed by a Governmental Entity.

“Technology” means all Software, content, websites, technical data, subroutines, tools, materials, invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, documentation, user manuals and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Termination Expenses” means reasonable, documented out-of-pocket fees and expenses, not to exceed $6,000,000 in the aggregate, incurred or paid by or on behalf of Parent and its Subsidiaries in connection with the transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent and its Subsidiaries.

“Trading Days” means a day on which Parent ADSs are traded on Nasdaq.

“Transaction Proposals”  means (i) adoption and approval of this Agreement and the Merger in accordance with applicable Law and NYSE rules and regulations, (ii) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement or correspondence related thereto, (iii) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the transactions contemplated by this Agreement and (iv) adjournment of the Company Stockholders’ Meeting as permitted under Section 6.13.

“Valid Tax Certificate” means, in respect of a Payor, a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Surviving Corporation, Parent and the Exchange Agent, and reasonably satisfactory to Payor: (a) exempting such Payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment, or (d) a Tax Residency Certificate.

“VWAP” means the volume weighted average price of Parent ADSs, as reported by Bloomberg or, in the event Bloomberg does not report such information, such third party service as is mutually agreed upon in good faith by the parties.

“Willful Breach” or “Willfully Breached” means a material breach of this Agreement as a result of a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a breach of this Agreement.

Section 9.3. Interpretation. Where specific language is used to clarify by example a general statement contained herein (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The words “include” and “including,” and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation.” The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”. The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. Any reference herein to “dollars” or “$” shall mean United States dollars. The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date of this Agreement as set forth in the Preamble hereto. The term “or” is not exclusive. The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such word or phrase shall not mean simply “if”. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. Any reference to a document being “provided” or “made available” to a party or its advisers, shall mean that such document had been included at least one Business Day prior to the date of this Agreement in the virtual data room established by the applicable party, and to which access to the other party and its advisers had been granted at least three Business Days prior to the date of this Agreement, or in the Company SEC Documents or the Parent SEC Documents filed publicly at least three Business Days prior to the date of this Agreement, as applicable.

Section 9.4. Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article IX.

Section 9.5. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

Desktop Metal, Inc.
63 3rd Avenue
Burlington, Massachusetts 01803
Email: meg.broderick@desktopmetal.com
Attention: Meg Broderick

with copies, not constituting notice, to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
E-mail: ryan.maierson@lw.com and daniel.hoffman@lw.com
Attention: Ryan Maierson and Daniel Hoffman

and

Shibolet & Co.
4 Yitzhak Sadeh St.
Tel Aviv 6777504
Israel
E-mail: l.aviram@shibolet.com and maya@shibolet.com
Attention: Lior Aviram and Maya Koubi Bara-nes

(b) if to Parent or Merger Sub, to:

Nano Dimension Ltd.
2 Ilan Ramon
Ness Ziona
7403635
Israel
Email: zivi.nedivi@nano-di.com
Attention: Zivi Nedivi

with copies, not constituting notice, to:

Sullivan & Worcester Tel-Aviv (Har-Even & Co.)
HaArba’a Towers - 28 HaArba’a St.
North Tower, 35th floor
Tel-Aviv, Israel 6473925

Email: ohareven@sullivanlaw.com and tchagal@sullivanlaw.co.il
Attention: Oded Har-Even and Tamir Chagal

and

Greenberg Traurig LLP
401 East Las Olas Boulevard
Suite 2000
Ft. Lauderdale, Florida
Email: marchb@gtlaw.com and perezf@gtlaw.com
Attention: Bruce March and Flora Perez

Section 9.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.6 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Schedule and the Parent Disclosure Schedule, the voting agreements contemplated hereby, the exhibits hereto and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement; and (b) except for Section 6.9 and for the right of the equityholders of the Company to receive the consideration specified in Section 1.5 and Section 1.6 on the terms and subject to the conditions of this Agreement, is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.9. Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the transactions contemplated by this Agreement (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; provided however, that any determination to be made with respect to corporate matters of Parent shall be determined in accordance with the Laws of the State of Israel.

Section 9.10. Forum. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.10 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 9.11. Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement as provided for herein, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that Merger Sub may assign its rights and obligations hereunder to any direct, wholly owned Affiliate of Parent without the prior written consent of the Company. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.14. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature page next]

IN WITNESS WHEREOF, the parties hereunder have duly executed this Agreement as of the date first written above.

Desktop Metal, Inc.

By:	/s/ Ric Fulop
Name:	Ric Fulop
Title:	Chief Executive Officer

Nano Dimension LTD.

By:	/s/ Yoav Stern
Name:	Yoav Stern
Title:	Chief Executive Officer

Nano US I, Inc.

By:	/s/ Tomer Pinchas
Name:	Tomer Pinchas
Title:	Director

Schedule 2.2(f)(ii)(B)

DECLARATION OF STATUS FOR ISRAELI INCOME TAX PURPOSES

You are receiving this form of “Declaration of Status For Israeli Income Tax Purposes” as a holder of common stock (the “Shares”) of xxx____ Inc. (“Target”), a company organized under the laws of [ _____] (the “Company”), in connection with the [Name of Agreement] between the Company and Target a company organized under the laws of (the “Agreement”).

By completing this form in a manner that would substantiate your eligibility for an exemption from Israeli withholding tax, you will allow Target, Target’s paying agent, your broker or any other withholding agent, or their authorized representatives to exempt you from Israeli withholding tax.

This form is relevant only if you certify that (A) you are NOT a “resident of Israel” (as defined under Section 1 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Ordinance”) (see Appendix A) for purposes of the Ordinance, (B) you acquired your Shares on or after the Company’s initial public offering (i.e., on or after on March, 22 2012), and (C) You are the beneficial owner (directly or indirectly) of less than 5% of the Company’s issued Shares. For the sake of clarity, this form is NOT relevant if you are a registered shareholder (i.e., you hold ordinary shares of the Company as a record holder in the Company’s share register) or if your consideration exceed US$500,000.

Please note that in addition to completing this declaration, you are required to provide (i) if you are an individual, a copy of your valid non-Israeli passport (or, if you do not have a non-Israeli passport, a valid government-issued identification card); and (ii) if your consideration exceeds US$ 300,001 or if you are a citizen of Israel, also a tax residency certificate from the applicable tax authority in your country of residence.

PART I	Identification and details of Shareholder (including Eligible Israeli Brokers) (see instructions)

1. Name:	2. Type of Shareholder (more than one box may be applicable):
(please print full name)	☐ Corporation (or Limited Liability Company) ☐ Individual ☐ Trust ☐ Partnership ☐ Other: __________	☐ Bank ☐ Broker ☐ Other Financial Institution
3. For individuals only:	4. For all other Shareholders:
Date of birth: ______/_____/______ month / day / year	Country of incorporation or organization:
Country of residence:	Registration number of entity (if applicable):
Countries of citizenship (name all citizenships):
Taxpayer Identification or Social Security No. (if applicable):	Country of residence:
5. Permanent Address (house number, street, apartment number, city, state, zip or postal code, country):

6. Mailing Address (if different from above):	7. Contact Details: Name: Capacity: Telephone Number (country code, area code and number):

8. I hold the Shares of the Company (mark X in the appropriate place):

☐   directly, as a registered holder

☐   through a Broker. If you marked this box, please state the name of your Broker: _____________________

☐   I am a bank, broker or financial institution that is a “resident of Israel”

9. I am the beneficial owner (directly or indirectly) of less than 5% of the Company’s issued shares. Yes ☐ No ☐
PART II	Declaration by Non-Israeli Residents (see instructions) ► Eligible Israeli Brokers should not complete this Part II
A. To be completed only by Individuals. I hereby declare that: (if the statement is correct, mark X in the following box)

A.1 ☐  I am NOT and at the date of purchase/ receipt of my Shares was not a “resident of Israel” for tax purposes, as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

●     The State of Israel is not my permanent place of residence;

●     The State of Israel is neither my place of residence nor that of my family;

●     The ordinary or permanent place of my business and financial activity is NOT in the State of Israel, and I do NOT have a permanent establishment in the State of Israel;

●     I do NOT engage in an occupation in the State of Israel,

●     I do NOT own business or part of a business in the State of Israel;

●     I am NOT covered by the Israeli National Insurance Institution;

●     I was NOT present (nor am I planning to be present) in Israel for 183 days or more during this tax year; and

●     I was NOT present (nor am I planning to be present) in Israel for 30 days or more during this tax year, and the total period of my presence in Israel during this tax year and the two previous tax years is less than 425 days in total.

A.2 ☐  I acquired the Shares on or after the initial public offering of the Company on NYSE on March, 22 2012, and while the Shares were listed for trade and was not an Israeli resident when it acquired the Shares.

A.3 ☐  My consideration is less than US $300,001.

A.4 ☐  I did not purchase/ receive my Shares from a Relative* nor were they subject to Part E2 of the Ordinance (Israeli tax-free reorganization).

*Relative – (1) spouse, brother, sister, parent, grandparent, offspring, spouse’s offspring, and the spouse of any of the aforementioned; (2) offspring of a brother or sister, and brother or sister of a parent.

B. To be completed by corporations (except partnerships and trusts). I hereby declare that: (if correct, mark X in the following box)

B.1 ☐  The corporation is NOT and at the date of purchase / receipt of its Shares was not a an “resident of Israel” for tax purposes, as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

●    The corporation is NOT registered with the Registrar of Companies in Israel;

●    The corporation is NOT registered with the Registrar of “Amutot” (non-profit organizations) in Israel;

●    The control of the corporation is NOT situated in Israel;

●    The management of the corporation is NOT located in Israel;

●    The corporation does NOT have a permanent establishment in Israel; and

●     No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or “with another” or with others that are Israeli resident, 25.0% or more of any “means of control” in the corporation as specified below:

o The right to participate in profits;

o The right to appoint a director;

o The right to vote;

o The right to share in the assets of the corporation at the time of its liquidation; and

o The right to direct the manner of exercising one of the rights specified above.

B.2 ☐  The corporation acquired the Shares on or after the initial public offering of the Company on NYSE on March, 22 2012, and while the Shares were listed for trade and was not an Israeli resident when it acquired the Shares.

B.3 ☐ The corporation’s consideration is less than US $300,001. B.4 ☐ My Shares were not subject to Part E2 of the Ordinance (Israeli tax-free reorganization).
C. To be completed by Partnerships. I hereby declare that: (if correct, mark X in the following box)

C.1 ☐   The partnership is NOT and at the date of purchase/ receipt of its Shares was not a “resident of Israel” for tax purposes, as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

●     The partnership is NOT registered with the Registrar of Partnerships in Israel;

●     The control of the partnership is NOT situated in Israel;

●     The management of the partnership is NOT located in Israel;

●     The partnership does NOT have a permanent establishment in Israel;

●     NO Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or “with another” or with others that are Israeli resident, 25.0% or more of any right in the partnership or, of the right to direct the manner of exercising any of the rights in the partnership; and

●     NO partner in the partnership is an Israeli resident;

C.2 ☐   The partnership acquired the Shares on or after the initial public offering of the Company on NYSE on March, 22 2012, and while the Shares were listed for trade and was not an Israeli resident when it acquired the Shares.

C.3 ☐   The partnership’s consideration is less than US $301,001.

C.4 ☐    My Shares were not subject to Part E2 of the Ordinance (Israeli tax-free reorganization).

D. To be completed by Trusts. I hereby declare that: (if correct, mark X in the following box)

D.1 ☐   The trust is NOT and at the date of purchase / receipt of its Shares was not a “resident of Israel” for tax purposes, as defined under Israeli law and provided in Appendix A attached hereto, which means, among other things, that:

●    The trust is NOT registered in Israel;

●    NONE of the settlors of the trust are Israeli residents;

●    NONE of the beneficiaries of the trust are Israeli residents; and

●    The trustee of the trust is NOT an Israeli resident.

D.2 ☐   The trust acquired the Shares on or after the initial public offering of the Company on NYSE on March, 22 2012, and while the Shares were listed for trade and was not an Israeli resident when it acquired the Shares.

D.3 ☐   The partnership’s consideration is less than US $300,001.

D.4 ☐   My Shares were not subject to Part E2 of the Ordinance (Israeli tax-free reorganization).

PART III	Declaration by Israeli Bank, Broker or Financial Institution (see instructions) ▶ Non-Israeli Residents should not complete this Part III

I hereby declare that: (if correct, mark X in the following box)

☐    I am a bank, broker or financial institution that is a “resident of Israel” within the meaning of that term in Section 1 of the Ordinance (See Appendix A), I am holding the Shares solely on behalf of beneficial holder(s) and I am subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash payment (if any) made by me to such beneficial holder(s) with respect to Shares in connection with the Offer To Purchase Ordinary Shares.

PART IV	Certification. By signing this form, I also declare that:

●     I understood this form and completed it correctly and pursuant to the instructions.

●     I provided accurate, full and complete details in this form.

●     I am aware that providing false details constitutes a criminal offense.

●     I am aware that this form may be provided to the Israeli Tax Authority, in case the Israel Tax Authority so requests, for purposes of audit or otherwise.

SIGN HERE ►	______________________________	_____________________	_________________________________
	Signature of Shareholder	Date	Capacity in which acting
(or individual authorized to sign on your behalf)

Number of Shares: ______________

Execution Version

CONFIDENTIAL

Section 6.15

SUMMARY OF TERMS AND CONDITIONS OF

$20 MILLION BRIDGE FINANCING FACILITY

July 2, 2024

Set forth below is a binding term sheet setting forth the principal terms and conditions of the bridge financing facility to be provided by Nano Dimension Ltd. (the “Lender”) in favor of Desktop Metal, Inc. (the “Company” or the “Borrower”) in connection with the proposed merger transaction between the Lender and the Company (as further defined below, the “Merger Transaction”), and the Loan Documentation (as defined below) related thereto. Execution of this term sheet by Lender and Borrower shall constitute a commitment by Lender to provide the Facility (as defined below) and to execute the Loan Documentation in respect of the Facility, in each case on the terms and subject solely to the conditions set forth herein. By their execution hereof, Borrower and Lender hereby covenant and agree to cooperate in good faith to negotiate, agree on and execute the Loan Documentation promptly following, and in any event within 30 days (or such later date as both parties may agree) of, execution of this Term Sheet.

Borrower:	Desktop Metal, Inc. (the “Borrower”).

Guarantors:	Each domestic subsidiary of the Borrower and any foreign subsidiary of the Borrower as to which execution of a guaranty of the Facility by such subsidiary does not result in adverse tax or legal consequences to the Borrower or such foreign subsidiary or any officer or director thereof, as reasonably determined by the Borrower in consultation with the Lender (each, a “Guarantor” and, collectively, the “Guarantors”; Borrower and the Guarantors, each, a “Credit Party” and, collectively, the “Credit Parties”).

Lender:	Nano Dimension Ltd. (the “Lender”).

Facility:	A $20 million, multi-draw term loan credit facility (the “Term Loan”; each draw under the Term Loan, a “Draw”; the Term Loan facility, generally, the “Facility”).

Merger Transaction; Use of Proceeds:	The Facility is intended to supplement the Company’s working capital and liquidity on an as needed basis to bridge to the closing of the intended merger transaction between the Company and the Lender pursuant to the terms of that certain Agreement and Plan of Merger to be executed by the Company and the Lender (when executed, together with all schedules, annexes and exhibits thereto, the “Merger Agreement”; and such merger transaction pursuant thereto, the “Merger Transaction”). Capitalized terms used in this Term Sheet without definition that are defined in the Merger Agreement shall have the meanings set forth therein.

Proceeds of the Facility may be used by Borrower only to pay essential operating expenses of the Borrower and its subsidiaries (such as base employee payroll and associated payroll taxes and benefits (but not employee bonuses), rent, equipment rentals and other expenses necessary in order for the Company to continue to operate in the ordinary course). In no event shall any Facility Proceeds be used to fund any capital expenditures, acquisitions or other non-ordinary course expenses without the prior written consent of Lender, which may be granted or withheld in Lender’s sole discretion.

Draw Period:	Borrower may request Draws under the Facility up to one time per month and in a maximum amount of $4.25 million as to any individual Draw during the period commencing January 7, 2025 through the earlier of (i) consummation of the Merger Transaction, and (ii) termination of the Merger Agreement by any applicable party pursuant to the terms of Section 8.1 of the Merger Agreement. All Draws shall be subject to the satisfaction of the applicable conditions precedent set forth below.

Maturity Date:

The earlier of (a) consummation of the Merger Transaction; (b) March 31, 2025; (c) the date immediately following the date of termination of the Merger Agreement (i) by the Company or Parent pursuant to Section 8.1(b)(iii) of the Merger Agreement at such time as Parent was entitled to terminate the Merger Agreement pursuant to Section 8.1(e) of the Merger Agreement or (ii) by Parent pursuant to Sections 8.1(d) or (e) of the Merger Agreement; (c) 90 days following the date of any termination of the Merger Agreement by Lender or Parent pursuant to any other provision of Section 8.1 of the Merger Agreement not set forth in the preceding clause (c); and (d) the date on which the obligations under the Facility are accelerated after the occurrence and during the continuance of an event of default under the Loan Documentation (such date, the “Maturity Date”).

In all circumstances other than clause (a) above, all amounts outstanding in respect of the Facility shall be paid in full in cash on the Maturity Date.

Amortization:	None. All outstanding principal of the Term Loan will be due and payable on the Maturity Date.

Interest:	During the term, the Term Loan will bear interest at 10% per annum. Interest will be due and payable, in arrears, on the first day of each calendar month during the term (each such date, an “Interest Payment Date”) and on the Maturity Date. Interest due and payable on each Interest Payment Date shall be paid in-kind (“PIK Interest”), or, at Borrower’s election, in cash. Any PIK Interest will be added to principal of the Term Loan for all purposes on the applicable Interest Payment Date. All interest will be calculated on a presumed year of 360 days, for the actual number of days elapsed.

Unused Fee:	None.

Closing Fee:	None.

Voluntary Prepayments:	Borrower may prepay the Term Loan in whole or in part, without premium or penalty, at any time.

Mandatory Prepayments:	None, other than payments on the Maturity Date and upon acceleration.

Collateral:	The Term Loans will be secured by a first priority perfected lien in all assets of the Borrower and the Guarantors subject only to normal exceptions and exclusions from collateral customary for transactions of this type (the “Collateral”).

Representations and Warranties; Affirmative Covenants; Negative Covenants; Events Of Default:	Customary for a facility of this type and to include, without limitation, (i) incorporation of all relevant representations, warranties and business operation covenants applicable to the Company contained in the Merger Agreement, and (ii) a covenant prohibiting any cash payments on or cash redemptions or cash repurchases of the Company’s Convertible Notes due 2027 (the “Notes”) (other than regularly scheduled cash interest payments required under the Notes as currently in effect) or the granting of any collateral to secure or guarantees to support such Notes.

Financial Covenants:	Limited to:

Maximum Cash Burn Covenant – The Borrower and its subsidiaries’ quarterly Cash Burn (as defined in the Merger Agreement) shall not exceed $20,000,000, commencing with the quarter ending September 30, 2024.

Accounts Payable and Accounts Receivable Covenant – The Borrower and its subsidiaries will maintain aging of their accounts payable and accounts receivable in the ordinary course of business consistent with past practice.

In the event that the Borrower breaches the Maximum Cash Burn covenant, any further Draws under the Facility shall be made in the sole discretion of the Lender and, at Lender’s election, all amounts outstanding in respect of the Facility shall be due and payable within 30 days following Lender’s demand therefor.[1]

[1]	In the event the Company fails to repay the Facility balance following the 30 day demand, the Lender will be entitled to terminate under the Merger Agreement.

Conditions Precedent To Closing:	Limited to:

(a) Execution of the Merger Agreement by all parties thereto in form and substance satisfactory to the Lender;

(b) Negotiation, execution, and delivery of a loan agreement, promissory note (if requested by Lender) and guaranty and security agreement (the “Loan Documentation”) in each case reflecting the terms set forth herein, in form and substance reasonably acceptable to Lender and Borrower, provided that such documentation shall be deemed to be acceptable to Lender if such documentation accurately reflects the terms set forth herein and is reasonably customary for transactions of this type;

(c) A customary opinion letter of counsel to the Credit Parties;

(d) Secretary certificates of each Credit Party, together with certified articles of organization, operating agreements, incumbency, resolutions, and good standing certificates; and

(e) Such other conditions precedent customary for facilities of this type as the Lender may reasonably require.

Conditions Precedent To Each Draw:	Each Draw will be subject to the satisfaction of the following conditions precedent:

(a) All representations and warranties of the Borrower under the Loan Documentation shall be true and correct in all material respects (except for any such representations and warranties which are qualified by materiality, which shall be true and correct in all respects, and representations and warranties that speak as of a specific date, which shall be true and correct as of such date) prior to and after giving effect to the requested Draw; and no default or event of default shall have occurred and continue to exist under the Loan Documentation;

(b) Each of (i) the Borrower, and (ii) the Borrower and the other Credit Parties, taken as a whole, shall be Solvent (as defined in the Merger Agreement), before and after giving effect to the requested Draw;

(c) The Merger Agreement shall not have been terminated by any party and shall remain in full force and effect and no event shall have occurred which would permit the termination of the Merger Agreement by the Lender or the Parent;

(d) Borrower shall have less than $20,000,000 of unrestricted cash on hand as of the date of any request for a Draw;

(e) Receipt of a notice of borrowing not less than 10 days before the date on which the requested Draw is to be made; and

(f) No Company Material Adverse Effect (as defined in the Merger Agreement) shall have occurred and be continuing.

Assignments:	So long as no event of default has occurred under the Loan Documentation and the Merger Agreement has not been terminated, Lender shall not be permitted to assign its rights and obligations under the Loan Documentation, or any part thereof, to any person or entity without the consent of the Borrower; provided that no consent by Borrower would be required for assignments (a) by the Lender to an affiliate, or (b) after the occurrence and during the continuation of a default or event of default or termination of the Merger Agreement by any party.

Governing Law:	New York

Costs and Expenses:	Each of Borrower and Lender shall bear its own fees and expenses in connection with the making of the Term Loan, provided, however, Borrower shall reimburse Lender in full for all reasonable, documented out-of-pocket fees and expenses incurred by Lender in connection with (i) perfecting the liens granted in favor of Lender securing the Facility and negotiating subordination and intercreditor arrangements with respect to any outstanding indebtedness and liens, and (ii) the collection of the Term Loan or the enforcement of any of its rights thereunder.

Accepted and agreed to as of

the date first written above:

NANO DIMENSION LTD., as Lender

By:
Name:
Title:

DESKTOP METAL, INC., as Borrower

By:
Name:
Title:

Signature Page to Binding Term Sheet for Bridge Financing Facility